

RECEIVED

2006 AUG -7 A 9:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO.
82-3911

VAL-074-06

July 31, 2006

Mr. Michael Hyatte
Securities and Exch
Division of Corpora
450 Fifth Street, N
Washington, D.C. 20
U. S. A.





Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

PROCESSED
AUG 08 2006
THOMSON
FINANCIAL

Dear Mr. Hyatte,

Please find enclosed the following documents:

1. Edited Annual Report 2005.

2. Monthly information as of June 30, 2006 relating ADRs holders' share on the Capital Stock.

   Date: filed with CONASEV on July 11, 2006.

   Required by: CONASEV

3. Quarterly information as of June 30, 2006 relating ADRs transactions.

   Date: filed with CONASEV on July 11, 2006.

   Required by: CONASEV

4. Resolutions adopted at the July 19, 2006 Board of Directors' Meeting.

   Date: filed with CONASEV on July 19, 2006.

   Required by: CONASEV

5. Letter related to cash dividend of US$ 0.13 per Share of Common Stock.

   Date: filed with CONASEV on July 19, 2006.

   Required by: CONASEV

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

Cementos Lima S.A.

6. Letter related to cash dividend of US$ 0.013 per Investment Share.

   Date: filed with CONASEV on July 19, 2006.

   Required by: CONASEV

7. Interim unaudited Financial Statements as of June 30, 2006.

   Date: filed with CONASEV on July 19, 2006.

   Required by: CONASEV

Very truly yours,

Irma Mavila
Head of the Securities Department

c.c.: The Bank of New York

FILE: SEC

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293



AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293



Upper black and white photograph on cover:
New multi-fuel DBC type Duoflex burner, which can function on coal, petcoke, diesel, natural gas, alternative fuels, or any combination of these fuels.


2005
Annual Report
Cementos Lima S.A.


ATOCONGO PLANT
1
2
3


CEMENTOS LIMA
WE ENHANCE
OUR SUCCESS THROUGH
CONTINUOUS INNOVATION



1. Forming mould being removed from a tunnel section by the crane.
2. Excavation prior to installing tunnel sections.
3. Installation of tunnel sections.
4. Spreading the concrete to construct the paving strip.
5. Panoramic view of the newly reconstructed Avenida Lima.
6. Internal section of the finished tunnel.


CONCHAN PIER

Construction of the **World's longest underground transport belt (8.2 kms.)**. The local population will **benefit from the environmentally friendly transport of raw materials, supplies and manufactured products** between the Atocongo manufacturing plant and the Conchan pier.

RESULTS FOR 2005



TOTAL LONG TERM DEBT AT CONSTANT VALUE
To 31st December 2005
Thousands of New Soles
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
319,121
209,552
109,823
45,543
14,773
5,147
2000
2001
2002
2003
2004
2005
YEARS
EBITDA / SALES (%)
60%
50%
40%
30%
20%
10%
0
3.0%
21.8%
26.7%
28.2%
31.0%
35.8%
EBITDA / SALES (%)
Tonnes exported / tonnes shipped



YEAR-ON-YEAR SHIPMENTS TO THE DOMESTIC MARKET
(thousands of tonnes)
1,800
1,700
1,600
1,500
1,400
1,300
1,200
1,550
1,386
1,468
1,501
1,574
1,743
2000
2001
2002
2003
2004
2005
YEARS
TYPE I CEMENT PRICES
At 31st December 2005
(in New Soles, at ex-works prices per metric tonne, excluding packaging, distributors' commission, and Value-Added Tax)
New Soles
350
330
310
290
270
250
327.08
333.25
327.65
311.46
307.46
295.45
297.78
297.78
297.78
300.82
2001
2002
2003
2004
2005
Average constant prices to 31/12/05
Average current prices



OTAL EXPORTS

(thousands of tonnes)


1000
800
600
400
200
0
385
525
589
709
971
2000
2001
2002
2003
2004
2005

The policy of cost reduction and control, coupled with good production performance, and increased demand from both the domestic and export markets, enabled us to end the year with an increase of over 10% in operating profit, plus a gain of almost 6% in EBITDA, compared with 2004.

Board of Directors & Management

National and internation



Projects

Economic and Financial Aspects

vironment

Operations & Administration



ubsidiaries & Affiliates

Board of Directors & Management

BOARD OF DIRECTORS

Chairman	Eng. Jaime Rizo-Patrón
Vice-Chairman	Eng. Ricardo Rizo-Patrón
Directors	Eng. Juan de la Piedra
	Dr. Oscar de Osma
	Dr. Alfredo Gastañeta
	Eng. Marcelo Rizo-Patrón
	Dr. Julio Ramírez
	Eng. Jaime Sotomayor
	Mr. Alfredo Torres
	Eng. Carlos Ugás
	Mr. Jesús Zamora





In accordance with law and the Company Statutes, the Balance Sheet, Statement of Income, Statement of Changes in Shareholders' equity and Statement of Cash Flows for the year ending 31st December 2005 are submitted to the Shareholders' General Meeting. We also submit this Report, which summarizes the most important events and actions of the Corporation's progress during 2005, and until the 15th of February when it was approved by the Company's Board.

We further present the Company's Sustainability Report that recapitulates the most important activities carried out in favour of the Community during 2005.

MANAGEMENT

	Sindicato de Inversiones y Administración S.A. (SIA)
General Manager	Eng. Carlos Ugás Representative of SIA in the General Management
Administration Manager	Mr. Jorge Trelles
Corporate Development Manager	Eng. Jaime Bustamante
Project Manager	Eng. Aldo Solimano
Financial Manager	Mr. Álvaro Morales
Legal Manager	Dr. Julio Ramírez
Operations Manager	Eng. José Antonio Noriega (until 31/3/05) Eng. Evor Velezmoro (from 1/4/05)
Technical Advisors	ARPL Tecnología Industrial S.A.





China's significant growth continued.





Peruvian statistics stand out in Latin America.



Cementos Lima marching forward hand-in-hand with the global economy.

NATIONAL AND INTERNATIONAL ENVIRONMENT

Once again, Cementos Lima s performance stands out prominently within an atmosphere of economic growth in both national and global economies.



For the fourth consecutive year, the Peruvian economy grew at a rate equivalent or greater than 4%. In 2005, the figure was 6.7% - the largest rate of growth since 1997 and above the 4.8% reached in 2004. The construction sector grew by 8.7% during 2005, a figure almost double that of the two preceding years. All this occurred in a context where wholesale prices rose only 3.6% according to the Peruvian Wholesale Price Index (IPM) and inflation, as calculated by the Consumer Price Index (IPC), reached 1.5% over the year.

In contrast to 2004, when the New Sol appreciated against the dollar, the Peruvian currency depreciated by 4.5% in 2005.

Exports, on the other hand, continued their rapid growth. This year they increased by 37% with respect to 2004, rising to a total of over 17,200 million dollars. Although imports also rose some 23%, the results at the end of the year displayed a trading surplus that had widened to US$ 5,200 million from a figure of US$ 2,793 million corresponding to 2004. This made 2005 the fourth consecutive year of trading surpluses.

Performance of Peruvian exports 2000-2005 in millions of US$


20,000
15,000
10,00
5,000
0
6,866
6,955
7,665
9,027
12,364
16,992
2000
2001
2002
2003
2004
2005
Source: Exporters' Association

Net International Reserves also increased in 2005 by US$ 1,466 million, bringing them to a total of US$ 14,097 at the close of the year.

As a consequence of Peru's satisfactory macroeconomic performance, the country's risk closed the year at 206 basic points, after reaching an all-time historic low of 135 basic points at the end of September.

The continued satisfaction of our clientele, our leadership in the domestic market, and our to competitiveness on the international field, are achieved through effective innovation.



All economic sectors enjoyed significant growth over the year, with the exception of the fishing industry that could only claim a marginal increase (although after a 2004 with a high rate of growth). During 2005, the Construction Sector in particular demonstrated greater dynamism than was expected, principally benefitting the delivery of cement to the domestic market, which increased by a factor of almost 10% with respect to 2004, thereby reaching a record historical high of 4,393,863 metric tonnes. Government social housing finance programmes, such as the "Mi Vivienda" (My House) and "Techo Propio" (My Own Roof), as well as self-built construction all played an important role in this growth.

The satisfactory macroeconomic performance of the country was largely achieved inasmuch as the international environment continued to favor Peru. Our principal commercial partners enjoyed good growth, international prices for our raw materials remained at a high level (breaking records in some cases), and further improvement in trading terms were achieved. Additionally, international interest rates remained low despite the Fed's interest rate hikes.

China deserves special mention since its economy continued to grow at an estimated annual rate of 9%, similar to that achieved in 2004. This state of affairs continued to place upward pressure on prices, particularly upon petroleum, but also on coal, steel and other raw materials.

During 2005 the Peruvian government made significant progress on the Free Trade Treaty (TLC) with the United States and negotiations were concluded at the end of the year. Presumably, the Treaty will be signed during the first 6 months of 2006 and consequently, the country will thereby benefit greatly. It should be pointed out however, that inasmuch as the United States is the Company's principal export destination, the TLC will not benefit us directly, since neither cement nor clinker are currently subject to import duty tax in the US.

Peru's GDP vs. Global GDP

8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
% Change
2000
2001
2002
2003
2004
2005
GDP Peru (% change)
Global GDP (% change)

Source: Peruvian Economic Institute



Connecting the Atocongo plant's natural gas grid to the Camisea main pipeline.

Present for



...designed to optimize the production process.

Analysis of alternative solid fuels.

OPERATIONS AND ADMINISTRATION

We comfortably surpassed our goals with cutting edge technology, strategic planning and teamwork.



Clinker storage area.

OPERATIONS AND ADMINISTRATION

During 2005, the Board of Directors and General Management (operated by SIA - Sindicato de Inversiones y Administración S.A.) have put in place a strategic policy of cost reduction and control, destined to counter the increase of international energy costs which came into effect from the end of 2004. In the case of coal, our principal fuel, the average price increase in 2005 was of the order of 69% over the 2004 price.

A number of different initiatives have been embarked upon within this policy, with the purpose of minimizing the effect of increased costs. Among these, we can point to the partial use of solid fuels substitute for imported coal, the fine tuning of the production program in order to achieve higher productivity, an improved mix of raw materials, an increase in export prices, and the hook-up of our plant to the Camisea natural gas grid. Details of these initiatives may be found later on in this Report.

The application of these measures, together with satisfactory production performance during the second half of the year and the domestic and overseas demand for our product, not only enabled us to soften the impact of increased costs, but permitted us to end the year with an operational profit increase of over 10%, almost a 6% increase in EBITDA, and a gain of more than 2% in net results for the financial year against those of 2004.

PRODUCTION AND DELIVERIES - DOMESTIC MARKET

2005 was yet another historically record year for clinker production. Output reached 2,575,905 metric tonnes, an increase of 12% over the previous record set in 2004. This new record can be attributed to the satisfactory performance of Kiln II during the second half of 2005 and to the significant increases in both domestic and overseas sales (10.6% and 37.1% respectively). These results were obtained thanks to the skill and dedication of the workforce who once again have demonstrated that it is always possible to surpass the targets that are previously set.

The production of cement and clinker by type of product is shown in Chart 1. As we can observe, production of all types of cement manufactured by the Company increased, due to the important growth in demand in both the domestic and overseas markets, as mentioned above.

In like manner, the Company's cement production grew by 13.3%, a figure superior to the 10.9% growth achieved by the national industry total. The difference is due to *the growth of production destined for export.*

Chart 1
Production by type of product (thousands of tonnes)

PRODUCT	Type of product	2005		2004		
		Production	%Participation	Production	%Participation	%Change
Cement	I	1506	62	1383	64	8,9
	II	252	10	234	11	7,9
	I BA	555	23	432	20	28,5
	IP	109	4	104	5	4,5
	V	19	1	2	0	971,6
	Total	**2441**	**100**	**2155**	**100**	**13,3**
Clinker	I	1822	71	1447	63	25,9
	II	274	11	253	11	8,2
	I BA	434	17	557	24	-22,0
	V	46	2	42	2	9,3
	Total	**2576**	**100**	**2299**	**100**	**12,0**

It is important to point out that that the 2,440,966 tonnes of cement manufactured by the Company represents 47.8% of the entire national cement production.

National domestic demand for cement increased by 9.7% (387,772 tonnes), as calculated from local deliveries. The total of 4,393,863 tonnes despatched to the domestic market broke the previous record set in 1998. 43% of the increase (i.e. 168,648 tonnes) was supplied by the Company.

Likewise, the Company's shipments to the local market grew by 10.7% during the year, i.e. from 1,574,297 tonnes in 2004 to 1,742,945 tonnes in 2005, thus strengthening Cementos Lima's market participation to 39.7%.

Towards the middle of the year, the Company's redesigned marketing and distribution system was put in place. This was conceived to improve customer satisfaction among our local clientele. Among other aspects, the changes include reducing the number of distributors in Lima and Callao, the incorporation of new centres of cement distribution, and a novel policy designed to increase customer loyalty. In addition, the new parking lot for trucks was inaugurated at our Atocongo plant. This boasts bathroom and restaurant facilities and includes modern communication, lighting and security systems, thus enabling us to despatch our products during the early morning shift. These new strategies, together with the infrastructural improvements, enable us to establish closer bonds with our customers, as well as offering them an enhanced service.

Our great team achieved a new clinker production record, the largest volume of domestic sales over the last five years, and close to a million tonnes in exports.

Graph 1
Average price of the Company's Type I cement (S/.per tonne) vs. average international crude oil price (US$ per barrel)



Dollars
2001
2002
2003
2004
2005
Average crude oil price ($/ barrel)

Graph 2
Exports vs. domestic shipments



Percentage (%)
2002
2003
2004
2005
Domestic shipments
Exp./ dom. shipments

After more than four years of unchanged prices, in the third quarter of 2005 the Company marginally increased its local prices by just 2%. The progression of the average local price of the Company's type I cement, as compared to that of the average international crude oil price, can be appreciated in Graph 1.

EXPORTS

During our six years as exporters we have achieved the consolidation of our overseas customers' trust on us, offering them top quality products and demonstrating the advantages of our versatile and dynamic logistics, that allows us to satisfy their requirements with the precise timing.

This gained customer confidence, powered by the till now ever increasing demand of the US market (the second largest cement market in the World and our principal export destination), translated in 2005 in yet another annual growth of exports, this time by 37.1%.

It should be pointed out that 2005 is the sixth consecutive year of export growth for Cementos Lima and the fifth consecutive year of at least double digit growth.

Tonnage exported totalled 971,228, of which 94.4% was shipped to the US, 2.8% to Chile and the remaining 2.8% to Panama. The exports to Chile and Panama were sold on the spot market. Illustration 1 shows exports by type of product and destination.

Dollar income derived from exports grew more than 56% compared against 2004. This was achieved not only by increased volumes but was also attributable to an increase of prices of the order of 14% over those of the previous year.



«SOL»
Technical training at the direct sales outlets.

Export profitability could not match this performance inasmuch as it was affected by the significant hike in energy costs, as mentioned earlier. However, this negative factor was compensated by strategic counter measures that resulted in an end-year net export profit margin exceeding 13%.

Once again, the proportion of export tonnage against total company shipments increased, this time to 35.8%. The evolution of exports against domestic shipments is shown in Graph 2.

For the fifth year in succession, Cementos Lima led the field in the non-metallic mining exporters sector of the country, with a 27% participation of total exports (in US dollars FOB values).

Export deals for 2006 totalling 860,000 tonnes of cement and clinker were closed at the end of 2005. These agreements encompass volumes that are similar to those accorded for 2005, but include an average price increase of 15.3%. Similarly, subject to domestic demand, production capacity and shipping availability, an additional volume could be placed on the spot market during the course of the year.


Illinois: clinker 242,656 tonnes
Louisiana: cement 676,652 tonnes
USA: 916,408 tonnes
PANAMA: clinker 27,672 tonnes
PERU: Conchan Pier
CHILE: clinker 27,147 tonnes



EXPORTS 2005

Illustration 1

Receipt of our customers order

Signing the contract

Cement shipment
Conchan pier
Lima – Peru

Unloading cement
Port Louisiana – USA

Construction completed with our cement
Bridge at La Crosse, Wisconsin USA

CONCHAN PIER

In 2005 we attained a new record of port operations with a total tonnage of 1,369,330, a figure 11.3% greater than that reached in 1997 when 1,230,641 tonnes were mobilized.

At the same time, port operations enjoyed their largest growth in the last three years, with an increase in volume of 245,000 tonnes (21.8%).

This growth was principally fuelled by the increased volumes of clinker, which rose by 116%. Grain and cement exports also grew considerably by 18.0% and 25.9% respectively.

Annual variations of shipments and unloading in tonnes and by product are shown in Chart 2.

COSTS AND PRODUCTIVITY IMPROVEMENT

As mentioned earlier, innovative strategies were put in place during the course of the year in order to mitigate the effect of increased international energy costs.

Among these measures, we can emphasize the use of a combination of alternative solid fuels to imported coal, such as national coal and petcoke. These allowed us to soften the impact of the increase in costs in clinker production by some 5.3% (measured in dollars).



Supervision of raw materials on the limestone transport belt.

Furthermore, a carefully planned adjustment to the production program facilitated an increase in processing continuity, with a consequent improvement in kiln productivity and thus, a significant reduction in the cost of oil (73% off the previous year's - measured in dollars) during clinker manufacture.

At the same time, an improved combination of raw materials, deriving from the Company's different quarries, contributed to a cost saving of 5.6% (in US dollars) in clinker production with respect to 2004.

Chart 2
Change in port operations (in tonnes)

	To 31st Dec. 2005	Number of vessels	To 31st Dec. 2004	Number of vessels	%Tonnage change
Cement	673,752	21	570,828	18	18.0
Clinker	297,475	9	137,743	5	116.0
Coal	304,241	9	294,175	9	3.4
Petcoke	33,571	1	36,003	1	-6.8
Gypsum	—	—	37,761	2	—
Grains	60,291	6	47,876	6	25.9
Operational Total	**1,369,330**	**46**	**1,124,386**	**41**	**21.8**

All these cost reduction measures, plus the increase of clinker production and the rise of domestic and export sales, allowed us not only to mitigate the impact of higher energy costs, but also – as previously mentioned – end the 2005 financial year with an increase of over 10% in operating profit, an almost 6% rise in EBITDA, and an improvement of more than 2% in the year's net results, as measured against 2004.

It should be pointed out that a number of projects that are currently being executed will also allow us to reduce and/or control our costs. Prominent among these are: the interconnection of our manufacturing plant to the Camisea natural gas grid (as an alternative fuel), programmed to go on line in April 2006; the construction of a transport system designated as "The Atocongo-Conchan Environmentally-Friendly underground belt conveyor"; and the refurbishment of Kiln I's filter.



Dividend payments to our shareholders.

PRINCIPLES OF GOOD CORPORATIVE GOVERNANCE

At the board meeting held on the 17th, March 2003 the Company's In-house Rules of Conduct were approved. These establish the guidelines for policy and procedures adopted by the Board of Directors regarding "Important Facts" and privileged or confidential information that may be made known to the market. They also lay out the legal standards of conduct pertaining to the Company's activities. These should be carried out with a coherent sense of corporative mission and vision, together with an integrated system of management, all with the aim of ensuring optimum performance throughout the Organization and the ongoing development of its values of excellence, responsibility, ethics, commitment, innovation and legality.

During 2005, the Company has continued to apply the Principles of Good Corporative Governance. Shareholders interests have been protected (including those of property), and they have been afforded even-handed treatment and effective participation in shareholders' meetings. The Company has continued with its policy of quarterly dividends, sustained by pre-established criteria and approved at shareholders' General Meetings. The Board of Director's Annual Reports and the Quarterly Reports, together with the Interim Balances and the summary of quarterly activities, have continued to be sent out to all stockholders.

At the same time, the rights of other stakeholders have been fully respected. These groups include the workforce, suppliers and creditors. The Board of 2005 continued to include three independent directors who were elected at the suggestion of the Private Pension Fund Administration (AFP). The Board has met on a monthly basis in accordance with a pre-established schedule. The Board has governed the Company in a manner concordant with all the stockholders' interests and without favouritism, taking care at all times that the interests of the Company prevail over those of any single shareholder or group of shareholders.

INTEGRATED MANAGEMENT SYSTEM

During the first half of the year, two follow-up audits were carried out by the SGS company. As a result of both audits, two "minor discrepancies", four "observations" and three "opportunities to improve" were obtained. These findings have been useful in the ongoing process of improving the Integrated Management System (SIG).

Additionally, two internal audits of the SIG were carried out in April and October. As a result of these audits, it was ascertained that compliance with the requirements of the system had been achieved, including the ISO 9001:2000 norm, the BASC standards (Business Alliance for Secure Commerce), and the PBIP code (Vessel and Port Installation Protection). Some opportunities for system improvement were also identified, which were reported as "discrepancies" and "observations" and dealt with later, according to Company procedures.

On the October 7th. the National Port Authority carried out the PBIP re-certification audit at our port installation of Conchan. As a result, the certificate was renewed.

Similarly, the Peruvian branch of the BASC global organization carried out two certification audits within the Company. The first took place at the Atocongo plant during June and the second at the Conchan pier in October. In both cases, it was shown that the Company had complied with the relevant BASC standards and, consequently, the respective certificates were renewed.

During the year, the project of adapting the SIG to the requirements of ISO 14001 and OHSAS 18001 standards was begun. These regulate environmental administration and safety and health in the workplace, respectively. The following actions were taken as part of this project:

- Initial diagnosis of the SIG.
- Preparation of an integrated policy encompassing quality, environment, safety and health in the workplace.
- Training of personnel.
- Analysis of operational procedures in order to identify hazards and the more relevant environmental issues, with the object of putting the required operational controls into place.

PERSONNEL

The number of Company workers remained almost unchanged. The small variation (to the 31st. December of each year) is shown in Chart 3.

These employees include those working at the Atocongo plant, Conchan pier and administration offices.

Chart 3
Changes of personnel on the payroll

Classification	2005	2004
Administrative Staff	135	139
Employees	100	98
Laborers	113	112
Total	**348**	**349**

UNIONS

New collective agreements were subscribed with the Cementos Lima S.A. Worker's Union and the Cementos Lima S.A. Employees Union in July of 2005. In each case, it was agreed that the covenant should remain in force for three years. These collective agreements are an example of the worker's involvement with the Company's objectives, thereby generating a higher level of synergy, communication and collaboration in problem solving between the participants. A first-rate labour relationship exists within the Company that will enable us to fulfil our goals.

PERSONNEL TRAINING AND DEVELOPMENT

A competitive labor force is the principal source of value generation within a company, particularly in the present day context in which the ability to innovate, improve and adapt is essential to attain success.

To this end, the Company maintains a rigorous policy of personnel training and development. This policy incorporates annual training programs both within the Country and abroad.

During 2005, the Company devoted a total of 16,554 man-hours to training and development, an average of 47.56 man-hours per worker. The breakdown of man-hours of training during the year is detailed in Chart 4.


NUESTROS CLIENTES
NOS HACE MÁS FUERTES
¡SIGAMOS MEJORANDO!
Cementos Lima s.a.

Personnel being trained in industrial safety.

At the end of the year, the Thirteenth Training Program for Professionals was concluded. 31 participants specializing in different fields attended. At the same time, the fourteenth program was initiated with 30 recently graduated professionals taking part.

Chart 4
Breakdown of man-hours of training

In-house	Outside the Company		Total
	In Perú	Abroad	
8,328 MH	7,706 MH	520 MH	**16,554 MH**

The Company was visited by 1,541 students of different universities, under the auspices of its program to contribute to the university education of Peruvian youth.





[illegible]tural gas pipeline entrance to the Atocongo plant.



...the new "Jet Pulse" type bag-house filters.

The newly rebuilt Avenida Lima by night.

PROJECTS

The scope of our projects reach global scale and simultaneously bring significant benefits to our community.

EL PLATANAL-INTEGRAL PROJECT

In November of 2005, the Company Shareholders' General Meeting approved the investment in the initial phase of the El Platanal Integral Project, which comprises the construction and operation of a 220 MW installed capacity hydroelectric plant, to be sited on the Cañete river basin, and designed to take advantage of important water resources, which would generate 1 063 GWh/year of rentable energy.

To this end, a new company was formed and entitled Compañia Electrica El Platanal S.A. (CELEPSA). The stock is held as follows: 60% by Cementos Lima S.A., 30% by Cementos Andino S.A., and 10% by Corporacion Aceros Arequipa S.A.

It is expected that the construction of this hydroelectric plant will require 180 million dollars and that the total investment in the project should not exceed 210 million dollars. Construction will begin during the first half of 2006 and will be completed within a maximum of three years.

Between 33% and 40% of the investment will derive from investors' capital, whilst between 60% and 67% will be forthcoming through loans to CELEPSA from financial institutions. The mandate for financial structuring has been awarded to the Banco de Credito del Peru.

The Shareholders' General Meeting unanimously approved a subscription capital of US$ 60,300,000 in cash for CELEPSA.

Over the course of the past year, a number of activities took place as part of the development program of the project's initial phase. Among these, we can point to the award of the contract for the supply of electromechanical machinery to Voith Siemens, the award of the contract for subterranean civil engineering works to the JJCamet S.A. and Mas Errazuriz S.A. consortium, and the award of the contract for surface civil engineering works at the dam on lake Paucarcocha to Graña y Montero S.A.

RECONVERSION OF KILN I'S ELECTRO FILTERS TO "JET PULSE" TYPE BAG-HOUSE FILTERS



Setting up the new "Jet Pulse" type bag-house filter on the pre-heater of kiln I.

During the course of 2005, the process of reconverting the electro filter of kiln I to "Jet Pulse" type type bag-house filters was set in motion. This project was undertaken in order to minimize the emissions to the environment generated by kiln I's pre-heater. The civil engineering works began in July of 2005, whilst the mechanical installations were initiated in August of the same year. It is estimated that the project will be concluded in February 2006.



Monitoring the flow of natural gas at the Atocongo production plant.

PIPELINE INSTALLATION FOR THE SUPPLY OF NATURAL GAS

During the course of 2005, the project of interconnecting the Atocongo production plant to the Camisea natural gas grid was set in motion. The intention is to substitute the solid fuel currently fed to the kilns with this more economical alternative and, eventually, the diesel oil used by the electrical generating plant of Atocongo (GEA).

To this end, on June 22nd a "key in hand" contract was signed with the Gas Natural de Lima y Callao S.R.L. company (CALIDDA) whereby CALIDDA undertook to install the gas pipelines and their respective systems of pressure reduction and measuring instrumentation. The work was finished in February 2006.

The use of this alternative fuel will begin during the second half of 2006, after completing the installation of the new multifuel burner to kiln II.

This ambitious project is symbolic of a reasonable equilibrium between development and sustainability, inasmuch as it allows the Company to move forward through the use of an alternative fuel whilst preserving the integrity of the environment. It is worth pointing out that the use of this "friendly" fuel will reduce emissions of carbon dioxide to the environment by approximately 50% (when compared to coal) and 30% (when compared to diesel oil).



Concrete paving machine rebuilding Avenida Lima.

ATOCONGO-CONCHAN TRANSPORT BELT CONVEYOR

The Company's capacity for sustainable and innovative technology has once again been demonstrated in the form of this impotant project. The scheme involves the construction of an 8.157 km. transport belt for conveying raw materials, supplies, finished products, etc., through an underground tunnel 6.515 km. long that will unite the Atocongo production plant with the Conchan terminal.

The development of this strategic system of underground transport, the longest of its kind in the World, will not only enable us to establish a competitive edge deriving from higher productivity, but will also result in significant benefits to the nearby population, through the construction of a dual carriageway almost 5 kms. in length, complete with a central division, footpaths, street lighting, tree planting and traffic lights.



Atocongo – Conchan transport belt, a great challenge overcome by the collective collaboration of the community, local governments and private enterprise.

The civil engineering works began on May 17th 2005, and progress at the close of the year is as follows:

Component	Project total (linear mts.)	Progress to 31st Dec. 2005 (linear mts.)	% Construction progress (%)
Underground tunnel	6,515	4,723	**72.5**
Concrete roadway	19,360	7,962	**41.1**
Footpaths	11,250	8,704	**77.4**

Civil engineering works are expected to be concluded in May 2006, when work will begin on assembling machinery, a process that will last about a year.

As a consequence, it is estimated that the completed project will go on line during the second quarter of 2007.





-espatch of product in new concrete trucks (Lima).



EA's high tension switchgear.

Unloading soya at the Conchan pier.

SUBSIDIARIES & AFFILIATES

The growth and satisfactory performance of our subsidiaries consolidates the overall success of the organization.

SUBSIDIARIES & AFFILIATES

Three subsidiaries were active during 2005.

DEPÓSITO ADUANERO CONCHAN S.A.
(100% OWNED)

Deposit service were provided to Cargill Americas Peru S.A. and to Cementos Lima S.A. during the year.

GENERACIÓN ELECTRICA DE ATOCONGO S.A. – GEA
(100% OWNED)

GEA's annual production reached 9.06 gWh, 49% greater than the total for 2004.

During the course of the year, the water cooling systems of generators 5 and 7 were automated, with the purpose of achieving improved efficiency.

Finally, the study for the conversion of the generators' combustion systems from diesel oil to natural gas, was launched.

INVECO / UNICON
(60%OWNED)

Deliveries of UNICON's ready mix concrete reached 607,636 cubic metres during 2005, a historical record. Similarly, the volume of ready mix concrete produced was 18.5% greater than that of 2004 and 10.7% over the estimate for the year. This growth can be attributed to an increase in construction projects in Lima, principally in the industrial and urban infrastructure sectors. Social housing construction, fuelled by the "My House" and the "My Own Roof" financing schemes, also contributed to the growth. The most important civil engineering projects supplied during 2005 were:

- Atocongo-Conchan Transport Belt, for Cementos Lima S.A., with a total of 47,285 cubic metres contracted, of which 24,270 were delivered in 2005.

- The San Luis Dwelling Complex, for the San José Group, with a total of 35,960 cubic metres contracted. This project will be completed in 2007.

- Almirante Grau Expressway, for the Consorcio Via Expresa Grau, with 19,960 cubic metres contracted.

- Jardines de la Catolica for Compañía Constructores Interamericanos, a housing complex, with 14,960 cubic metres delivered.

- Real Plaza Shopping Mall, in the city of Chiclayo, for J.E. Construcciones Generales, with 13,570 cubic metres supplied.



Construction of the National Library.

As undisputed leaders in the national concrete market, UNICON achieved a historical record in volumes delivered.

Pumping services reached 343,983 cubic metres, a growth of 15% over the volume supplied in 2004.

With the object of incrementing transport and pumping capacity, 34 ready mix trucks were acquired, 14 of which were received in January of 2006. In addition, 9 ready mix concrete pumps were procured, 4 of which entered in operation in February of 2006. Furthermore, delivery was taken of 4 front loaders and 2 mining mixers for use in tunnels and excavations.



Night shipment of cement in the Conchan pier.

The Concrete Blocks Business Unit, whose manufacturing plant is owned by Cementos Lima S.A., and on whose behalf UNICON is responsible for operations and merchandising, invoiced a total of 121,724 square metres of paving stone as compared to 60,512 in 2004. 2,057 thousands King Kong bricks and 691,051 cement blocks were also invoiced. The figures for 2004 were 2,465 and 764,195 respectively. The total traded amounted to US$ 1,036,000, against US$ 742,000 for 2004, a figure amounting to 6% over the budgeted amount.

In September 2005 the external follow-up audit of the management system, performed by SGS, was successfully approved. No "non-conformities" were reported in the audit, thus demonstrating the efficiency of the system.

At the Cement and Concrete Technological Investigation Centre (CITEDEC) two special products were developed. One is a self-compacting concrete for screed which requires minimum labour when laid. The other is 4 x 4 concrete, which reaches a resistance strength of 280 kgs. /sq. cm. after 4 to 6 hours exposure. This second product is ideal for road and pavement repairs, inasmuch as repaired sections can be put back into service relatively quickly. Both products have been tested in the field and are about to be launched on the market. In addition, US$ 43 thousand were invoiced as marginal income for services rendered to third parties. These include consultancies, laboratory tests, metrological services and petrography services, among others.

The financial statements to the December 31st 2005 exhibit net sales of S/. 139 million (S/. 123 million in 2004), results for S/. 6.8 million (S/. 5.8 million in 2004) and a net equity of S/. 50 million (S/. 44.7 million in 2004). The financial statements to the December 31st 2005, audited by Ernst & Young, were approved by the Board on the February 1st 2006.

MBT UNICON S.A.

MBT UNICON S.A. (of which UNICON owns 30%) is a company that specialises in the manufacture of additives for concrete and other purpose-made products for construction, mining, and general industrial use. Sales this year reached S/. 14.6 million against S/. 13.2 million in 2004. Net profit was S/. 1.5 million (S/. 607 thousand in 2004) and net equity ended the year at S/. 9.7 millions compared with S/. 8.3 million at December 31st 2004. Sales in 2005 were comprised of finished products to a value of S/. 12.3 million, imported merchandise at S/. 2.1 million plus leases and services for S/. 261 thousand. The financial statements to the December 31st 2005, audited by Ernst & Young, were approved by the Board on the January 27th 2006.


Additive packaging control system at the MBT UNICON plant.



...nother year of satisfactory results.



...tocongo plant.

We protect our archived resources.

ECONOMIC AND FINANCIAL ASPECTS

Once again, our team's efficient and effort is reflected in the important results obtained

ECONOMIC AND FINANCIAL ASPECTS

The Balance Sheet and the Statement of Incomes at the December 31st 2005, submitted to the shareholder's approval at the General Meeting, showed income deriving from sales to the value of S/. 657 millions (15% greater than 2004). Net profit was S/. 98,656,395 which, after an adjustment of S/. 56,852 was made to the legal reserve, resulted in a disposable net profit of S/. 98,713,247 (100,334,044 in 2004). The EBITDA was S/. 268 millions (S/. 254 millions in 2004), whilst equity debt, reflected in the total liabilities / equity ratio was only 0.29 to 1. The ratio at the end of 2004 was 0.25 to 1.

During the course of 2005 the shareholders, and their delegates the Board of Directors, cognisant of their effect on the Company's equity, adopted the decisions set out below:

On the 26th of January 2005, the Board agreed to pay a dividend of US$ 0.14 per ordinary share and US$ 0.014 per investment share, both to be charged to the retained profit account pertaining to the 2004 financial year.

On the 27th of April 2005, the Board agreed to pay a dividend of US$ 0.13 per ordinary share and US$ 0.013 per investment share, both to be charged to the interim profit account pertaining to the 2005 financial year.

On the 20th of July 2005, the Board agreed to pay a dividend of US$ 0.13 per ordinary share and US$ 0.013 per investment share, both to be charged to the interim profit account pertaining to the 2005 financial year.

On the 26th of October 2005, the Board agreed to pay a dividend of US$ 0.12 per ordinary share and US$ 0.012 per investment share, both to be charged to the interim profit account pertaining to the 2005 financial year.

On the 4th of November 2005 in an Extraordinary General Meeting, the Shareholders agreed to extend the scope of Article No. 2 of the Company Statutes in order to include an option that would permit the Company to invest in other corporate entities involved with electric power. Specifically, the following phrase was added to article 2 of the Statutes: "...investment in other entities involved in electrical activities is included among the Company's sphere of operations". At the same EGM, it was also agreed to invest in the Compañía Eléctrica El Platanal S.A. (CELEPSA) for the construction and operation of the El Platanal Hydroelectric Power Station G-1, with a 220 MW installed capacity using the water resources of the Cañete river. It was also agreed to subscribe to the Marco Covenant, covering the terms of investment with other founding shareholders.

There were no movements that affected the equity or investment accounts in the current year. Consequently, the figures in New Soles at the 31st of December 2005 are as follows:



Professionalism and continous improvement of our personnel.

At 31st December 2005	
Capital	369,266,290
Capital adjustment	23,901,879
Investment shares	47,701,066
Investment shares adjustment	3,087,596
Legal reserve	73,853,258
Reserve to be capitalized	4
Accumulated results	196,746,756
Results for the fiscal year	98,656,395
Total equity	**813,213,244**

At the 31st. of December 2005, 88.56% of the equity continued to be held in ordinary shares whilst 11.44% was held in investment stock. The Company is currently involved in several legal actions relating to its operations. These cover tax, labour and legal issues. In the opinion of Management and the Company's legal advisors, the end result of these actions will not result in significant costs to the Corporation. Consequently, no special provision relating to these actions has been included in the accounts to the 31st. of December 2005.

During 2005 the independent auditors Messrs. Medina, Zaldivar, Paredes & Asociados Sociedad Civil (member of the Ernst & Young group) have been as the Company's external auditors. They have issued their opinion regarding the Balance Sheet, the Income Statement, the Statement of Changes in Shareholders' Equity and Statement of Cash Flows, all to the 31st. of December 2005, and which form part of this Report.

ADMINISTRATION, MANAGEMENT AND TECHNICAL SUPPORT

Throughout 2005, Sindicato de Inversiones y Administracion S.A. (SIA) has played an important role as the Company's General Manager. Their appointment to this position is in accordance with Cementos Lima's Deed of Constitution dated 28th. of December 1967 and with the shareholder's General Meeting mandate as of the 28th. of December 1981. Their current contract remains in force until the 12th. of April 2007.

During 2005, and consistent with a two-year renewable contract, the firm of ARPL Tecnologia Industrial S.A. provided the Company with their services of technical support. The current contract expires on the 31st. of December 2007.

The Board of Directors thanks SIA and ARPL for their valuable contributions during 2005.

ACKNOWLEDGEMENT OF GRATITUDE

The Board of Directors recognizes the outstanding performance of its workforce and collaborators who, through their skill and efforts, successfully overcame this year's challenges. Once again, the Board thanks each and every one of the members of the Cementos Lima team for their valuable contribution.

THE BOARD OF DIRECTORS
Lima, 15th. of February 2006

Eng. Jaime Rizo-Patrón Chairman of the Board	Eng. Carlos Ugás Managing Director

FINANCIAL STATEMENTS

At 31$^{st.}$ of December 2005

ERNST & YOUNG

Medina, Zaldivar, Paredes & Asociados
Sociedad Civil

Report of Independent Auditors

To the Shareholders of **Cementos Lima S.A.**

1. We have audited the accompanying balance sheets of **Cementos Lima S.A.** (a Peruvian company, subsidiary of Sindicato de Inversiones y Administración S.A.) as of December 31, 2005 and 2004, and the related statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

2. We conducted our audit in accordance with generally accepted auditing standards in Peru. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. The financial statements of **Cementos Lima S.A.** have been prepared to comply with Peruvian legal requirements regarding the presentation of financial information to shareholders and to the Comisión Nacional Supervisora de Empresas y Valores - CONASEV (National Supervisory Commission for Companies and Securities), and recognize the investments in affiliates on a cost basis and not on a consolidated basis. Therefore, the financial statements referred to above should be read together with the consolidated financial statements of the Company and its subsidiaries, presented separately. Summarized information from such consolidated financial statements is presented in Note 1 to the financial statements.

4. In our opinion, the financial statements referred to above fairly present, in all material respects and for the purposes explained in paragraph 3, the financial position of Cementos Lima S.A. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in Peru.

Countersigned by:

Marco Antonio Zaldívar
C.P.C. Register N°.12477

Medina, Zaldivar, Paredes & Asociados

Lima, Peru,
January 17, 2006

Cementos Lima S.A.

Balance Sheet

As of December 31, 2005 and 2004

Assets	Note	2005	2004
		S/.(000)	S/.(000)
Current assets			
Cash and banks	4	31,006	7,360
Trade accounts receivable, net	5	30,863	16,279
Accounts receivable from Principal and subsidiaries	25	3,424	11,694
Other accounts receivable, net	6	6,499	11,293
Inventories	7	184,134	165,869
Prepaid taxes and expenses		9,465	5,932
Total current assets		**265,391**	**218,427**
Long-term other accounts receivable, net	6	10,495	9,260
Deferred stripping costs	2(h)	61,862	42,525
Investments, net	8	28,642	28,636
Property, plant and equipment, net	9	630,423	628,271
Other assets, net	10	54,916	53,057
Total assets		**1,051,729**	**980,176**

The accompanying notes are an integral part of these balance sheets.

Liabilities and shareholders' equity	Note	2005	2004
		S/.(000)	S/.(000)
Current liabilities			
Bank loans and overdrafts	11	106,024	45,815
Trade accounts payable	12	36,726	39,612
Accounts payable to Principal and subsidiaries	25	10,522	3,412
Other current liabilities	13	34,556	33,535
Current portion of long-term debt	14	5,147	9,849
Total current liabilities		**192,975**	**132,223**
Long-term debts	14	-	4,924
Deferred liability from income tax and workers' profit sharing	15	45,541	57,181
Total liabilities		**238,516**	**194,328**
Contingencies	26	-	-
Shareholders' equity	16		
Capital stock		393,168	393,168
Investment shares		50,789	50,789
Legal reserve		73,853	73,853
Retained earnings		295,403	268,038
Total shareholders' equity		**813,213**	**785,848**
Total liabilities and shareholders' equity		**1,051,729**	**980,176**

The accompanying notes are an integral part of these balance sheets.

Cementos Lima S.A.

Statement of Income

For the years ended December 31, 2005 and 2004

	Note	2005	2004
		S/.(000)	S/.(000)
Net sales	18	657,035	571,517
Operating costs	19	(386,024)	(322,502)
Gross margin		271,011	249,015
Other operating expenses			
Administrative expenses	20	(88,394)	(85,163)
Selling expenses	21	(23,266)	(19,287)
Total operating expenses		**(111,660)**	**(104,450)**
Operating income		159,351	144,565
Other income (expenses)			
Financial, net	23	(3,538)	(2,090)
Gain from exposure to inflation		-	5,062
Income (loss) exchange difference		(4,478)	1,548
Other income, net	24	3,395	7,546
Total other income (expenses)		**(4,621)**	**12,066**

The accompanying notes are an integral part of these statements.

	Note	2005	2004
		S/.(000)	S/.(000)
Income before workers' profit sharing and income tax		154,730	156,631
Workers' profit sharing	15	(15,199)	(16,119)
Income tax	15	(40,875)	(44,003)
Net income		**98,656**	**96,509**
Weighted average number of outstanding shares (in thousands of units)			
Common shares	27	36,927	36,927
Investment shares	27	47,701	47,701
Basic and diluted earnings per share (in Peruvian Nuevos Soles)			
Common shares	27	2.37	2.31
Investment shares	27	0.24	0.23

The accompanying notes are an integral part of these statements.

Cementos Lima S.A.

Statement of Changes in Shareholders' Equity

For the years ended december 31, 2005 and 2004

	Number of shares		Capital stock
	Common	Investment	
			S/.(000)
Balance as of January 1st, 2004	**36,926,629**	**47,701,066**	**393,168**
Cash dividends, note 16(d)	-	-	-
Prescribed dividends	-	-	-
Legal reserve appropriation, note 16(c)	-	-	-
Net income	-	-	-
Balance as of December 31, 2004	**36,926,629**	**47,701,066**	**393,168**
Cash dividends, note 16(d)	-	-	-
Prescribed dividends	-	-	-
Legal reserve appropriation, note 16(c)	-	-	-
Net income	-	-	-
Balance as of December 31, 2005	**36,926,629**	**47,701,066**	**393,168**

The accompanying notes are an integral part of these statements.

Investment shares	Legal reserve	Retained earnings	Total
S/.(000)	S/.(000)	S/.(000)	S/.(000)
0,789	**77,472**	**249,039**	**770,468**
-	-	(81,334)	(81,334)
-	205	-	205
-	(3,824)	3,824	-
-	-	96,509	96,509
0,789	**73,853**	**268,038**	**785,848**
-	-	(71,349)	(71,349)
-	58	-	58
-	(58)	58	-
-	-	98,656	98,656
0,789	**73,853**	**295,403**	**813,213**

Cementos Lima S.A.

Statement of Cash Flows

For the years ended December 31, 2005 and 2004

	2005	2004
	S/.(000)	S/.(000)
Operating activities		
Collection from customers, included value added tax	759,346	702,649
Payment to suppliers	(506,068)	(385,136)
Payment to employees	(48,317)	(48,860)
Payment of taxes	(72,887)	(77,754)
Payment of interests	(3,010)	(2,996)
Others, net	18,329	(6,091)
Net cash and cash equivalents provided by operating activities	**147,393**	**181,812**
Investing activities		
Purchase of property, plant and equipment	(96,819)	(50,661)
Purchase of other assets	(6,032)	(5,721)
Payment due to purchase of affiliate's investments	(6)	-
Sale of investments		49
Net cash and cash equivalents used in investing activities	**(102,857)**	**(56,333)**
Financing activities		
Increase (decrease) of bank loans and overdrafts, net	60,209	(11,823)
Amortization of long-term debts	(9,819)	(27,808)
Payments of dividends	(71,280)	(81,334)
Net cash and cash equivalents used in financing activities	**(20,890)**	**(120,965)**
Net increase of cash and cash equivalents	23,646	4,514
Cash and cash equivalents at beginning of year	7,360	2,846
Cash and cash equivalents at end of year	**31,006**	**7,360**

Statement of Cash Flows (continued)

	2005	2004
	S/.(000)	S/.(000)
Reconciliation of net income to net cash and cash equivalents provided by operating activities		
Net income	98,656	96,509
Add (deduct)		
Depreciation	92,272	90,187
Amortization	4,173	3,733
Net cost of property, plant and equipment retired	924	1,585
Provision of impairment of assets	1,663	1,265
Deferred workers' profit sharing and income tax	(9,571)	(1,943)
Gain from exposure to inflation	-	(6,610)
Provision of doubtful accounts receivable	-	65
Net changes in assets and liability accounts		
Decrease (increase) of operating assets		
Trade accounts receivable	(14,584)	6,837
Accounts receivable from Principal and subsidiaries	8,270	(2,873)
Other accounts receivable	3,559	(1,357)
Inventories	(18,265)	(18,522)
Prepaid taxes and expenses	(3,532)	611
Deferred stripping costs	(19,337)	(8,917)
Increase (decrease) of operating liabilities		
Trade accounts payable	(2,886)	6,493
Accounts payable to Principal and subsidiaries	7,110	1,492
Other current liabilities	(1,059)	13,257
Net cash and cash equivalents provided by operating activities	**147,393**	**181,812**

The accompanying notes are an integral part of these statements.

Notes to the Financial Statements

As of December 31, 2005, and 2004

1. Business activity

Cementos Lima S.A. (hereafter "the Company") was incorporated in December 1967. The Company is a subsidiary of Sindicato de Inversiones y Administración S.A. (hereafter "the Principal"), which owns 68.03 percent of its capital stock. The Company's legal address is Av. Atocongo 2440, Villa María del Triunfo, Lima, Peru.

The Company's primary activity is the production and commercialization of all types of cements and clinker for sale in domestic and foreign markets. The Company has a plant located in the department of Lima with a production capacity of 3.6 million MT/year of clinker and approximately 4.5 million MT/year of cement.

The Company's General Management is exercised by Sindicato de Inversiones y Administración S.A. (SIA), as per public deed dated December 28, 1967, for renewable terms that will not exceed five years each. The current five-year term expires in April 2007. In accordance with the current Management Contract, SIA solely receives annual fees equivalent to 10 percent of the Company's net profits before income tax and workers profit sharing.

The number of workers employed by the Company was 348 and 349 as of December 31, 2005 and 2004, respectively.

The financial statements as of December 31, 2004 and for the year then ended were approved by the General Meeting of Shareholders held on March 28, 2005. The financial statements corresponding to the year 2005 will be submitted for the Shareholders' approval within the term established by law. In the opinion of Company's Management, the accompanying financial statements will be approved without modifications at the Board of Directors and General Shareholders' meetings that will be held during the first semester of the year 2006.

The accompanying financial statements reflect the Company's individual activity without including the effects of the consolidation of these financial statements with those of its Subsidiaries. The Company's consolidated financial statements (unaudited), show the following amounts:

	2005	2004
	S/.(000)	S/.(000)
Total assets	1,143,172	1,069,642
Total liabilities	296,579	253,331
Minority interest	33,381	31,336
Shareholders' equity	813,205	784,975
Total sales	739,398	656,550
Operating income	166,945	154,583
Net income	100,014	99,062

2. Significant accounting principles and practices

The financial statements are prepared in accordance with the related legal regulations on the matter and accounting principles generally accepted in Peru. The accounting principles are basically referred to the International Financial Reporting Standards (IFRS), which include the International Accounting Standards (IAS) approved by the Peruvian Accounting Standards Board. As at the date of the financial statements, this Board has approved the use of the IAS 1 to 41 and SIC 1 to 33 from the Standards Interpretation Committee (SIC).

The International Accounting Standards Board (IASB) has completed its review of the International Financial Reporting Standards within the framework of the "Improvement Project " and has thereby revised and issued new accounting standards. All revised IASs and newly issued IFRSs went into effect as of January 1, 2005, worldwide. Nonetheless, the Peruvian Accounting Standards Board (known as CNC in Peru) by means of resolutions N°. 034-2005-EF/93.01 and N°. 036-2005-EF/93.01 dated March 2, 2005 and December 15, 2005, respectively, approved the revised IASs and newly issued IFRSs and established mandatory compliance therewith in Peru as of January 1, 2006.

A summary of the revised IASs and newly issued IFRSs follows:

- IASs amended through the Improvement Project are IASs 1, 2, 8, 10, 16, 17, 21, 24, 27, 28, 31, 32, 33 and 40 (revised in 2003) and IAS 39 (revised in 2004).

- Also, as part of the review of the standards related to business combinations that resulted in the issue of IFRS 3 "Business Combinations", both, IAS N° 36 - Impairment of Assets and IAS N° 38 - Intangible Assets were also revised.

- The following International Financial Reporting Standards have been issued: IFRS 1 - First-Time Adoption of International Financial Reporting Standards, IFRS 2 - Share-Based Payments, IFRS 3 - Business Combinations, IFRS 4 - Insurance Contracts, IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations, IFRS 6 - Exploration for and Evaluation of Mineral Resources.

The Company is in the process of evaluating the impact of the adoption of the revised IASs and newly issued IFRSs.

The most significant accounting principles and practices applied by the Company to record its operations and prepare its financial statements are as follows:

(a) Adjustment of financial statements to recognize inflation effects -

By means of Resolution No. 031-2004-EF/93.01, the Peruvian Accounting Standards Board suspended the adjustment of financial statements to recognize inflation, beginning in 2005; therefore balances adjusted for inflation as of December 31, 2004 have been regarded as the initial balances as of January 1, 2005. This accounting treatment has also been adopted by the tax authorities for the purpose of determining income tax for 2005.

According to official 2004 statistics, the variation in the purchasing power of the Peruvian currency according to the National Wholesale Prices Index (known as IPM in Peru) was 4.9%.

(b) Use of estimates and assumptions -

The preparation of financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and related revenues and expenses, and disclosure of significant events in the notes to the financial statements as of December 31, 2005 and 2004. The actual amount of this feature could differ from the estimates.

(c) Foreign currency transactions -

Transactions occurring in a foreign currency are recorded in local Peruvian currency using the exchange rate at the date of the transaction. Exchange gains and losses resulting from differences between the exchange rate at year-end and the exchange rate in which transactions were initially recorded, are recognized in the statement of income in the period in which they arise, see Note 3.

(d) Financial assets and liabilities -

Financial assets and liabilities shown in the balance sheets correspond to cash and bank, accounts receivable, bank loans, accounts payable and long-term debt.

Financial assets and liabilities are offset when the Company has a legally enforceable right to net the recognized amounts and Management intends either to settle them on a net basis or realize the asset and settle the liability simultaneously.

(e) Cash and bank -

Cash presented in the cash flow account consists of the balances of cash and cash equivalents on the balance sheet with an original maturity of up to three months.

(f) Accounts receivable -

Accounts receivable are stated at their nominal value.

(g) Inventories -

Inventories are stated at the lower of cost or net realizable value. Net realizable value is defined as the estimated sales price obtainable in the ordinary course of business, less estimated completion costs and selling and distribution expenses. Cost is determined using the average method, except for inventories in transit, which are valued at their specific acquisition cost. The cost of products in process and finished products include an allocation of the fixed and variable costs used in the production.

(h) Deferred stripping costs -

The Company is deferring the stripping costs related to expansion of the Atocongo and Cristina quarries mining area. For the purpose of determining the amount of the deferred stripping cost, the Company calculates a cost per ton coefficient by dividing the total amount of the overburden to be removed by the total tons of limestone expected to be extracted during the useful life of the quarries. Additional costs are deferred or amortized when the actual stripping amount is greater or smaller, respectively, than the estimated amount using the aforementioned coefficient.

(i) Investments -

Stock investments in affiliated companies are recorded at cost. Cash dividends are credited to income when approved. Annually, the Company compares the carrying value of its investments with their equity value and establishes impairment provisions as necessary when there is a permanent deterioration of its investments.

(j) Property, plant and equipment -

The property, plant and equipment item is presented at cost, net of accumulated depreciation, adjusted by voluntary revaluations recorded in previous years and based on the assessments and appraisals made by independent experts. Maintenance and minor repairs are charged to expense as incurred. Expenditures, which will result in future economic benefits, beyond originally assessed performance standards, are capitalized.

Machinery costs include interest on loans obtained for financing the plant expansion that accrued during the construction phase of the expansion project.

The cost of property, plant and equipment also includes certain replacement parts directly related to specific assets.

Depreciation is accounted for using the straight-line method and the following estimated useful lives:

	Years
Buildings and camps	33
Roads	33
Other constructions	10
Machinery	5 and 10
Vehicles	5
Furniture and fixtures	10
Other equipments	4 and 10
Replacement parts	10

The useful lives assigned and method of depreciation chosen by the Company are reviewed periodically to assure that they are consistent with economic benefit and life expectations for use of property, plant and equipment items.

Work in progress includes disbursements for construction of assets and other direct costs. Work in progress is not depreciated until such balances are transferred to fixed assets and placed in operation.

When property, plant and equipment are sold or retired, their cost and accumulated depreciation are eliminated and any gain or loss resulting from their disposal is included in the statements of income.

(k) Joint venture agreements -

The Company has entered into a joint venture agreement for the purpose of developing studies related to an electricity generation project, see note 10(a). The costs associated with the joint venture are recognized following the proportional participation method and are shown under other assets, net, on the balance sheet.

(l) Mining concessions -

Significant disbursements related to the acquisition of mining concessions are capitalized and amortized over a period of ten years and are presented under the caption "Other assets, net" in the balance sheets. Amounts previously capitalized are charged to expense in the year in which the Company determines that the investment made in the mining concession is not recoverable

(m) Impairment of assets -

The Company undertakes an evaluation of impairment of assets whenever events or circumstances indicate that the book value of an asset may not be recoverable. An impairment loss is calculated as the amount by which the book value of an asset exceeds the higher of its net selling price or value in use. The net selling price is the amount at which the asset can be sold in a free market transaction; value in use is generally computed as the present value of the sum of estimated future cash flows expected from continual use of the asset and its disposal at the end of its useful life. An impairment loss recognized in previous years is reversed if changes occur in the estimates used in determining the impairment loss.

(n) Revenue recognition -

Sales are recognized when all the risks and benefits inherent in ownership have been transferred, it is probable that economic benefits associated with the transaction will flow to the Company, and the amount of revenue can be reliably measured.

Interest revenue is recognized on a timely basis using the effective rate on the underlying asset.

(o) Recognition of costs and expenses -

The cost of sales corresponding to the production cost of cement and clinker that the Company sells is recorded at the time the products are delivered, simultaneously with the recognition of revenue on the sale.

Interest expense on loans is recorded on an accrual basis. Interest expense on loans obtained specifically for the acquisition or construction of a qualifying asset are capitalized. The capitalization of interest commences when activities to build the property are in progress and interest costs are being incurred. The capitalization of interest ceases at the time assets are ready to be placed in use.

Other costs and expenses are recognized on an accrual basis, disregarding the moment they are paid, and are recorded in the periods to which they relate.

(p) Income tax and workers' profit sharing -

The current portion of income tax and workers' profit sharing are calculated and recorded in accordance with prevailing legal regulations. Additionally, under the liability method, the Company recognizes the effect of temporary differences between book and tax basis. A deferred asset will only be recognized as long as its realization is probable.

(q) Accruals -

An accrual is only recognized when the Company has a current obligation (legal o implicit) as a result of past events, it is probable to require resources of the Company to settle the obligation, and the related amount can be reasonably estimated. Accruals are revised periodically and are adjusted to reflect the best estimate at the date of the balance sheets.

(r) Contingencies -

Contingent liabilities are recorded in the financial statements when it is probable that future events will confirm them, as long as their amount can be reasonably estimated. Contingent liabilities deemed as possible are only disclosed in notes to the financial statements.

Contingent assets are not recognized in the financial statements; however, they are disclosed in notes to the financial statements when it is probable that they will be realized.

(s) Goodwill -

On February 28, 2003, a merger process by which the Company absorbed its subsidiary Lar Carbon S.A. was approved. The mergers effective date was March 1st , 2003.

The goodwill corresponds to the difference between Lar Carbon S.A. shares' acquisition cost and the fair value of the acquired assets and liabilities at the moment of the merger. Goodwill is amortized on a straight-line basis over a 10 year period.

(t) Earnings per share -

Basic and diluted earnings per share have been calculated by dividing the net income attributable to common and investment shares by the weighted average number of outstanding ordinary shares as of the date of the balance sheet; see Note 27.

(u) Comparison of the financial statements -

No reclassifications have been made to prior period balances in order to conform to the current period's presentation.

3. Foreign currency transactions

Foreign currency operations are made at free market exchange rates published by the "Superintendencia de Banca y Seguros". As of December 31, 2005, the weighted average free market exchange rates for transactions in U.S. Dollars was S/3.429 for buying and S/3.431 for selling (S/3.280 for buying and S/3.283 for selling as of December 31, 2004).

Notes to the Financial Statements (continued)

As of December 31, 2005 and 2004, the Company's assets and liabilities in foreign currency were as follows:

	2005	2004
	US$(000)	US$(000)
Assets		
Cash and banks	207	496
Trade accounts receivable, net	6,391	3,123
Accounts receivable from Principal and subsidiaries	554	805
Other accounts receivables, net (includes non-current portion)	4,408	5,722
Prepaid expenses	80	73
	11,640	10,219
Liabilities		
Bank loans and overdrafts	30,901	13,954
Trade accounts payable	9,227	7,886
Accounts payable to Principal and subsidiaries	9	9
Other current liabilities	2,394	1,201
Long-term debts	1,500	4,500
	44,031	27,550
Net liability position	32,391	17,331

The Company's management has decided to accept the exchange risk of this position and has not carried out operations with derivative products for hedging purposes.

The devaluation (revaluation) rates, stated in percentages, of the local Peruvian currency with respect to the U.S. Dollar are as follows:

Year	Devaluation (revaluation)
2001	(2.3)
2002	2.0
2003	(1.5)
2004	(5.2)
2005	4.5

4. Cash and banks

This item is made up as follows:

	2005	2004
	S/.(000)	S/.(000)
Cash	807	841
Current accounts (a)	2,649	5,220
Time deposits (b)	27,550	-
In-transit remittances	-	1,299
	31,006	7,360

(a) The Company maintains its current bank accounts with different domestic banks both in Peruvian currency and in U.S. Dollars. Deposits in these current accounts are freely available and do not accrue interest.

(b) As of December 31, 2005, the balance corresponds to time deposits maintained with domestic banks in Peruvian currency. These deposits accrue annual interest rates ranging between 3.4 and 4.0 percent.

5. Trade accounts receivable, net

This item is made up as follows:

	2005	2004
	S/.(000)	S/.(000)
Invoices receivable		
Third parties	15,680	11,090
Subsidiary, Note 25(b)	15,233	5,267
	30,913	16,357
Bills of exchange receivable from third parties	679	650
	31,592	17,007
Less		
Provision for doubtful accounts	(729)	(728)
	30,863	16,279

Trade accounts receivable to third parties are stated in Peruvian Nuevos Soles, except for those related to export sales, which are stated in U.S. Dollars, and amount to approximately S/ 7,600,000 as of December 31, 2005 (S/ 2,910,000 as of December 31, 2004). Accounts receivable have current maturities and do not accrue interest.

In Management's opinion, the provision for doubtful accounts receivable is sufficient considering the assessed risks as of December 31, 2005 and 2004.

6. Other accounts receivable, net

This item is made up as follows:

	2005	2004
	S/.(000)	S/.(000)
Third parties loans (a)	13,189	13,747
Claims to third parties	546	2,997
Personnel accounts receivable	682	12
Interest receivable	11	690
Other accounts receivable	2,700	3,241
	17,128	20,687
Less		
Provision for doubtful accounts	(134)	(134)
	16,994	20,553
Current portion	6,499	11,293
Non current portion	10,495	9,260

(a) As of December 31, 2005 and 2004, this amount includes primarily the account receivable to Minera San Martín S.A., related to the sale of certain machinery and granted loans. The loans were granted on the basis of the mining concession development and operation contract in the quarries of Atocongo, in return of which Minera San Martin S.A. is committed to provide services for exploitation and limestone transport from the Company's quarries to its processing plant. The loan has an established interest rate of 7 percent and the last payment on the loan is due on December 31, 2010.

7. Inventories

This item is made up as follows:

	2005	2004
	S/.(000)	S/.(000)
Finished products	3,732	3,175
Work in process (a)	78,594	68,255
Raw and ancillary materials (b)	33,986	29,965
Containers and packaging	4,344	4,313
Spare parts, materials and supplies (c)	57,875	53,810
Inventories in transit	5,603	6,351
	184,134	165,869

(a) Products in process include clinker in production and limestone extracted from the Company's quarries and awaiting to be used in the production process.

(b) Raw and ancillary materials include gypsum, silica, iron ore and coal, among others, which will be used in the production process.

(c) In Management's opinion, based on the results of the evaluation performed with the participation of the Company's operational areas, it is not necessary to record an allowance for certain spare parts and materials with slow turnover, due to the fact that it is expected that such spare parts and materials will be used in the normal course of the Company's operations.

8. Investments, net

This item is made up as follows:

Company	Main activity
Affiliates	
Inversiones en Concreto y Afines S.A. (a)	Holds a 60 percent equity investment in shares of Unión de Concreteras S.A. - UNICON
Generación Eléctrica de Atocongo S.A. (b)	Electric power generation
Others	-
Others	
Bonds and other investments	

(a) Management of the Company believes that the decline in fair value of the equity investment in Inversiones en Concreto y Afines S.A. is temporary in nature, and therefore, believes it is not necessary to record an allowance for the decline in value of the investment as of the date of the balance sheets.

(b) The value of the participation in the net equity of its affiliates has been determined on the base of the unaudited financial statements presented by the respective companies as of December 31, 2005 and 2004.

Percentage of share in net equity		Amount		Amount of share in net equity	
2005	2004	2005	2004	2005	2004
		S/.(000)	S/.(000)	S/.(000)	S/.(000)
60.00	60.00	27,961	27,961	23,855	23,571
99.85	99.85	198	198	3,903	3,739
Various	Various	360	353	683	-
		28,519	28,512	28,441	27,310
		123	124	-	-
		28,642	28,636	28,441	27,310

9. Property, plant and equipment, net

The annual movement and accumulated depreciation balances are as follows:

	Lands	Buildings and camps	Roads	Other constructions	Machinery
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)
Cost					
Balance as of January 1, 2005	27,963	269,576	5,330	40,358	1,317,963
Additions	-	-	77	73	858
Retirements and others	-	-	-	-	(1,337)
Transfers	-	2,108	-	3,056	36,381
Balance as of December 31, 2005	27,963	271,684	5,407	43,487	1,353,865
Accumulated depreciation					
Balance as of January 1, 2005	-	128,982	4,165	32,181	954,559
Additions	-	5,974	56	1,753	81,467
Retirements and others	-	-	-	-	(1,027)
Balance as of December 31, 2005	-	134,956	4,221	33,934	1,034,999
Provision for impairment					
Balance as of January 1, 2005	-	-	-	-	-
Additions	-	-	-	-	-
Balance as of December 31, 2005	-	-	-	-	-
[illegible]	27,963	136,728	1,186	9,553	318,866

Vehicles	Furniture and fixtures	Other equipments	Replacement equipments	Work in progress	Total 2005	Total 2004
S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)
[illegible]0,786	11,893	26,274	17,849	60,593	1,788,585	1,741,740
1,073	119	710	3,188	90,721	96,819	50,661
(711)	(23)	(481)	-	(113)	(2,665)	(3,816)
2,070	83	534	(656)	(43,576)	-	-
3,218	12,072	27,037	20,381	107,625	1,882,739	1,788,585
[illegible],685	10,529	19,684	-	-	1,157,785	1,069,829
947	313	1,762	-	-	92,272	90,187
(436)	-	(470)	-	-	(1,933)	(2,231)
[illegible],196	10,842	20,976	-	-	1,248,124	1,157,785
			(2,529)	-	(2,529)	(1,264)
-	-	-	(1,663)	-	(1,663)	(1,265)
			(4,192)	-	(4,192)	(2,529)
[illegible],022	1,230	6,061	16,189	107,625	630,423	628,271

(a) Fully depreciated assets -

Fully depreciated assets as of December 31, 2005 amounted approximately to S/561,471,000 (approximately to S/551,162,000 as of December 31, 2004).

(b) Interests -

The caption "Property, plant and equipment" includes loans costs, net of accumulated depreciation, amounting approximately of S/17,391,000 and S/21,558,000 as of December 31, 2005, and 2004, respectively.

(c) Guarantees -

As explained in Note 14, the Company has pledged certain fixed assets as guarantee on the loans obtained for the construction of the plant expansion.

(d) Work in progress -

Work in progress corresponds to investments made by the Company, mainly in the construction of the Atocongo – Conchan conveyor belt and the conversion of the electrofilter of Furnace 1 to a sleeve filter.

(e) The Company maintains insurance coverage on its main assets in accordance with the policies established by Management. As of December 31, 2005 and 2004, the Company has insurance coverage for all of its properties; the Company's maximum loss exposure is US$55 million. The covered value of the insured items is US$413 and US$400 million as of December 31, 2005 and 2004, respectively. In Management's opinion, the insurance policies are consistent with international practice in the industry and the coverage for risk of loss due to accidents and events covered under the insurance policy is reasonable, based on the type of assets owned by the Company.

(f) Depreciation is distributed as follows:

	2005	2004
	S/.(000)	S/.(000)
Operating costs, Note 19	61,175	58,989
Administrative expenses, Note 20	31,097	31,198
	92,272	90,187

Notes to the Financial Statements (continued)

10. Other assets, net

The annual movement in the other assets account and accumulated amortization balances are as follows:

	Proyecto central hidroeléctrica El Platanal (a)	Other concessions
	S/.(000)	S/.(000)
Cost		
Balance as of January 1, 2005	**31,415**	**13,908**
Additions	3,400	554
Retirements	-	-
Balance as of December 31, 2005	**34,815**	**14,462**
Accumulated amortization		
Balance as of January 1, 2005	**-**	**3,897**
Additions	-	676
Balance as of December 31, 2005	**-**	**4,573**
Net book value	**34,815**	**9,889**

(a) In November 1996, the Company obtained a temporary concession to complete feasibility studies related to electric power generation activities in the Cañete River, located in the Cañete province, department of Lima. The integrated project named "El Platanal" ("the Project") unites the hydroelectric potential of the Cañete River with the Pampas de Con Con Topara irrigation project. In June of 1998, the Company entered into a business partnership agreement with Cemento Andino S.A. by virtue of which the Company became the Project's operator with a 67 percent interest; the remaining interest in the Project was assumed by Cemento Andino S.A. The duration of the contract extends until the Company transfers the feasibility studies to the company that will execute such plans.

By means of Supreme Resolution N°130-2001-EM, the Peruvian Government granted the Company a permanent electric power generation concession, including the right to use water from the Cañete River. Pursuant to the Permanent Electric Power Generation Concession Contract signed with the Ministry of Energy and Mines, the Project's scope includes the construction of two hydroelectric plants with a total generation capacity of 270 megawatts; the Project's construction budget is US$270 million, plus US$70 million related to irrigation and other works, and completion is estimated in the term of three to four

Goodwill	Deferred charges	Total 2005	Total 2004
S/.(000)	S/.(000)	S/.(000)	S/.(000)
3,598	30,947	89,868	84,190
-	2,078	6,032	5,721
-	-	-	(43)
3,598	33,025	95,900	89,868
[illegible],493	30,421	36,811	33,078
1,360	2,137	4,173	3,733
[illegible],853	32,558	40,984	36,811
[illegible],745	467	54,916	53,057

years. Furthermore, by means of Supreme Resolution N°036-2003-EM as of October 2, 2003, it was approved the division of the permanent electric power generation concession in two independent power generation concessions: G-1 El Platanal with an installed capacity of 220 megawatts and G-2 Morro de Arica with an installed capacity of 50 megawatts.

The General Shareholders' Meeting held on November 4, 2005, approved the Framework Investment Agreement that will be entered into by and between Cementos Lima S.A., Cemento Andino S.A. and Corporación Aceros Arequipa S.A. to create Compañía Eléctrica El Platanal S.A. – CELEPSA, which will develop and operate the Electric Power Generating Concession "G-1 El Platanal". The total estimated investment is US$210 million to be financed by means of a bank loan and contributions made by the shareholders that founded Cementos Lima S.A., Cemento Andino S.A. and Corporación Aceros Arequipa S.A based on a 60, 30 and 10 percent shareholding, respectively. The programmed construction term is 35 months and the commencement date thereof is estimated to be in the first quarter of 2006. As to the date of this report, Compañía Eléctrica El Platanal S.A. – CELEPSA is pending incorporation

Notes to the Financial Statements (continued)

11. Bank loans and overdrafts

This item is made up as follows:

	2005	2004
	S/.(000)	S/.(000)
Overdrafts	37,404	257
Préstamo con el Banco de Crédito del Perú (a)	68,620	45,558
	106,024	45,815

(a) The bank loans correspond to promissory notes denominated in foreign currency and was obtained to fund working capital needs of the Company. The promissory notes have current maturities and are not backed by specific guarantees. The weighted average annual interest rates of these bank loans were 3.74 and 1.48 percent as of December 31, 2005 and 2004, respectively.

12. Trade accounts payable

This item is made up as follows:

	2005	2004
	S/.(000)	S/.(000)
Third parties (a)	32,757	26,885
Affiliates, Note 25(b)	3,969	12,727
	36,726	39,612

(a) Trade accounts payable are generated principally from the acquisition of materials, supplies, containers and packaging for the Company's products. They are stated in both domestic and foreign currency, have current maturities, do not accrue interest and no guarantees have been given to assure these obligations. Trade accounts payable also include accounts due to ARPL Tecnología Industrial S.A. for engineering and technical assistance services amounting to approximately of S/ 2,101,000 as of December 31, 2005 (S/ 937,000 as of December 31, 2004). The total value of services provided by ARPL Tecnología Industrial S.A. for the years ended 2005 and 2004 amounted approximately to S/ 9,245,000 and S/ 8,158,000, respectively.

13. Other current liabilities

This item is made up as follows:

	2005	2004
	S/.(000)	S/.(000)
Workers' participation	10,909	9,345
Taxes and contributions	8,129	8,493
Advances from customers	7,025	4,715
Remuneration payable	4,854	3,778
Interest payable	531	423
Social security contributions	351	337
Private pension fund administrators (known as AFPs in Peru)	350	354
Severance indemnity	342	339
Dividends payable, Note 16(d)	31	20
Other	2,034	5,731
	34,556	33,535

14. Long-term debts

This item is made up as follows:

	2005	2004
	S/.(000)	S/.(000)
Funding of plant expansion		
Deutsche Investitions-und Entwicklungsgesellschaft mbH (a)		
Current	5,147	9,849
Non-current	-	4,924
	5,147	14,773

(a) A mining mortgage has been granted to guarantee this loan and others. The mortgage has been established on the "Atocongo 5" concession for a total amount of US$ 51,331,115, of which US$ 25,500,000 corresponds to Deutsche Investitions-und Entwicklungsgesellschaft mbH. The balance of the guarantee, amounting US$ 25,831,115, which secured other loans that are already paid-off, is in the process of being partially released. In addition, according to these agreements, the Company must comply with certain clauses related to financial ratios, as well as aspects related to the management of the business and transactions with affiliated companies. In the opinion of the Management of the Company, it has complied with said indicators as of December 31, 2005 and 2004.

(b) The annual interest rate is 9.55%, with a six-month maturity up to March 2006.

Cementos Lima S.A.

Notes to the Financial Statements (continued)

15. Deferred liability from income tax and workers' profit sharing

(a) This item is made up as follows:

	Balance as of January 1, 2004	Other reclasifications	Debit (Credit) to the statement of income
	S/.(000)	S/.(000)	S/.(000)
Deferred liability			
Effect from the increased value of assets (revaluation)	48,384	3,007	23
Effect of capitalized interest	9,518	-	(1,542)
Other	(1,792)	7	(424)
	56,110	**3,014**	**(1,943)**

	2005	2004
	S/.(000)	S/.(000)
Distribution		
Workers' profit sharing -		
Current	18,211	16,851
Deferred	(2,587)	(525)
Other adjustments	(425)	(207)
	15,199	**16,119**
Income tax -		
Current	49,171	45,498
Deferred	(6,984)	(1,418)
Other adjustments	(1,312)	(77)
	40,875	**44,003**
	56,074	**60,122**

Balance as of December 31, 2004	Other reclasifications	Debit (Credit) to the statement of income	Balance as of December 31, 2005
S/.(000)	S/.(000)	S/.(000)	S/.(000)
51,414	-	(6,932)	44,482
7,976	-	(1,542)	6,434
(2,209)	(2,069)	(1,097)	(5,375)
[illegible]7,181	(2,069)	(9,571)	45,541

(b) The reconciliation of the effective tax rate for workers' participation and income tax to the legal combined rate for the years ended 2005 and 2004 is as follows:

	2005	%	2004	%
	S/.(000)		S/.(000)	
Income before workers' profit sharing and income tax	154,730	100.00	156,631	100.00
Combined legal rate	57,250	37.00	57,953	37.00
Adjustments	(1,094)	(0.71)	(21)	(0.01)
Non deductible expenses, net	(82)	(0.05)	2,190	1.39
Workers' profit and income tax expenses	56,074	36.24	60,122	38.38

16. Shareholders' equity

(a) Capital stock -

Capital stock subscribed and paid as of December 31, 2005 and 2004, is comprised of 36,926,629 common shares, with a nominal value of S/ 10 per share, which are completely emitted and paid.

Due to inflation effects originated as of December 31, 2004, the Company can increase its capital stock in approximately 2,390,000 as of December 31, 2005.

As of December 31, 2005 and 2004 the stock exchange quotation of the Company's shares was S/ 40 and S/ 61, respectively.

(b) Investment shares -

As of December 31, 2005 and 2004, there are 47,701,066 investment shares with a nominal value of S/ 1 per share.

Due to inflation effects originated as of December 31, 2004, the Company can increase its investment shares in approximately 3,087,000, as of December 31, 2005.

(c) **Reserva legal -**
According to the General Corporation Law, no less than 10% of the distributable profits of each year, after deducting income tax, shall be transferred to a legal reserve up to an amount equivalent to 20 percent of the capital stock. The legal reserve may be used to offset losses or may be capitalized; in both cases, it should be restored from future profits.

(d) **Dividends paid -**
The Board of Directors Meeting held on January 29, 2004, agreed to distribute dividends charged to prior year's freely disposable profits amounts approximately S/ 21,340,000, whose payment was made on March 2, 2004. The Board of Directors meetings held on April 30, July 21 and October 27, 2004, agreed to distribute dividends charged to year 2004 freely disposable profits amounted approximately S/ 59,994,000 which were paid on June 3, August 26, and November 30, 2004, respectively.

The Board of Directors Meeting held on January 26, 2005, agreed to distribute dividends charged to prior year freely disposable profits amounted to approximately S/19,089,000, whose payment was made on February 28, 2005. The Board of Directors Meetings held on April 27, July 20 and October 26, 2005, agreed to distribute dividends charged to year 2005 freely disposable profits for approximately S/ 52,260,000, which were paid on May 31, August 24 and November 29, 2005, respectively

17. Tax situation

(a) The Company is subject to Peruvian Tax Law. Until December 31, 2005 and 2004, the statutory income tax rate in Peru was 30 percent on taxable income.

Corporations not domiciled and citizens in Peru must pay an additional tax of 4.1 percent on dividends.

As of January 1, 2005, the following tax modifications went into effect:

- A tax prepayment was created in the form of a Temporary Tax on Net Assets (known as ITAN in Peru). This tax will be in force until December 31, 2006, and its computation base is the value of the Company's net assets as of December 31 of the prior year.

- For purposes of determining the tax computation base, specifically the Income Tax, financial statements must not be adjusted due to inflation.

(b) For purposes of determining the Income Tax and the Value Added Tax, transfer prices of transactions with related companies and companies domiciled in tax-haven countries must be supported with documentation and information regarding the valuation methods and criteria used to determine them. Based on the analysis of the Company's operations, it is the opinion of Management and the Company's legal counsels that the application of these legal provisions will not bring forth any significant contingencies as of December 31, 2005 and 2004. As of year 2004, the support for the transfer prices is solely required for transactions between related companies that individually pay their income tax in their country, subject to filing an Informative Sworn Statement thereof, on a yearly basis.

(c) The tax authorities are legally entitled to audit and, if necessary, adjust the income tax calculated by the Company during the four years subsequent to the year of the related tax return filing. The Company's income tax and value added tax returns from the year 2001 to 2005 are still subject to audit by the tax authorities. Due to various possible interpretations of current legislation, it is not possible to determine whether or not such audits will result in tax liabilities for the Company; therefore, any eventual greater tax will be applied to the results of the year in which it is determined. However, in Management's opinion and of the Company's legal advisors, any additional tax assessment will not be significant to the Company's financial statements as of December 31, 2005 and 2004.

18. Net sales

This item is made up as follows:

	2005	2004
	S/.(000)	S/.(000)
Local		
Cement	546,633	496,969
Others	7,027	5,156
Exports	103,375	69,392
	657,035	571,517

19. Operating costs

This item is made up as follows:

	2005	2004
	S/.(000)	S/.(000)
Initial inventory of finished and in process products, Note 7	71,430	52,150
Deferred stripping cost	42,525	33,608
	113,955	85,758
Raw materials consumption	102,296	76,115
Fuel	104,381	73,888
Electric power	35,136	30,901
Personnel expenses, Note 22	21,351	21,984
Containers	15,365	14,762
Depreciation, Note 9(f)	61,175	58,989
Other manufacturing costs	76,553	74,060
Final inventory of finished and in process products, Note 7	(82,326)	(71,430)
Deferred stripping cost	(61,862)	(42,525)
	(144,188)	(113,955)
	386,024	322,502

Operating costs are allocated as follows:

	2005	2004
	S/.(000)	S/.(000)
Local		
Cement	293,851	259,982
Others	4,662	5,490
Exports	87,511	57,030
	386,024	322,502

Notes to the Financial Statements (continued)

20. Administrative expenses

This item is made up as follows:

	2005	2004
	S/.(000)	S/.(000)
Depreciation, Note 9(f)	31,097	31,198
Management services, Note 1	17,581	17,412
Personnel expenses, Note 22	12,373	12,428
Services rendered by third parties	9,297	7,874
Various management expenses	7,374	6,358
Amortization, Note 10	4,173	3,733
Taxes	3,919	3,507
Board's fees	1,758	1,741
Period accruals	822	912
	88,394	85,163

21. Sales expenses

This item is made up as follows:

	2005	2004
	S/.(000)	S/.(000)
Sales commissions	11,239	10,200
Services rendered by third parties	10,136	7,071
Various management expenses	1,379	1,605
Personnel expenses, Note 22	483	388
Period accruals	29	23
	23,266	19,287

22. Personnel expenses

This item is made up as follows:

	2005	2004
	S/.(000)	S/.(000)
Remunerations	21,724	21,296
Bonuses	4,697	4,734
Contributions	2,740	2,353
Vacations	1,923	2,969
Training	473	561
Other	2,650	2,887
	34,207	34,800

Personnel expenses have been recorded in the following captions:

	2005	2004
	S/.(000)	S/.(000)
Operating costs, Note 19	21,351	21,984
Administrative expenses, Note 20	12,373	12,428
Selling expenses, Note 21	483	388
	34,207	34,800

23. Financial, net

This item is made up as follows:

	2005	2004
	S/.(000)	S/.(000)
Interest on long-term debt	3,338	2,155
Other, net	200	(65)
	3,538	2,090

24. Other income, net

This item is made up as follows:

	2005	2004
	S/.(000)	S/.(000)
Net income by coal sales to Cemento Andino S.A. (a)	584	4,865
Insurance reimbursement	186	2,660
Adjustment on inventory balance	-	2,385
Other	2,625	(2,364)
	3,395	7,546

(a) Sales of coal to Cemento Andino S.A. were made until the month of June 2005.

25. Transactions with Principal and subsidiaries

(a) The main transactions between the Company and the Principal and its affiliates were as follows:

	2005	2004
	S/.(000)	S/.(000)
Sales of goods and services		
Sale of cement	40,859	27,689
Thermal plant lease services	1,981	1,447
Purchase of goods and services		
Management fee, Note 1	17,581	17,412
Purchase of electric power	9,327	6,695

The Company's operations with its Principal and subsidiaries are carried out under the same conditions as with third parties; therefore, there are no differences as regards price policies or bases for settlement for tax purposes. As to payment terms, the policies granted to third parties are different from those involving its Principal and subsidiaries.

(b) As a consequence of these and other less significant transactions, the Company has the following accounts receivable and payable:

	2005	2004
	S/.(000)	**S/.(000)**
Trade accounts receivable, Note 5		
Unión de Concreteras S.A.	15,233	5,267
	15,233	**5,267**
Other accounts receivable		
Depósito Aduanero Conchán S.A.	1,152	1,776
Minera Adelaida S.A.	698	530
Generación Eléctrica de Atocongo S.A.	660	8,135
Inversiones en Concreto y Afines S.A.	-	736
Sindicato de Inversiones y Administración S.A.	160	97
Unión de Concreteras S.A.	19	14
Other	735	406
	3,424	**11,694**
Trade accounts payable, Note 12		
Depósito Aduanero Conchán S.A.	1,584	1,803
Unión de Concreteras S.A.	1,499	600
Generación Eléctrica de Atocongo S.A.	804	10,245
Transportes Lurín S.A.	82	79
	3,969	**12,727**
Other current liabilities		
Sindicato de Inversiones y Administración S.A.	10,492	3,383
Transportes Lurín S.A.	30	29
	10,522	**3,412**

26. Contingencies

The Company is currently involved in various tax, legal and labor proceedings related to its operations. In Management's opinion and of its legal advisors, the final outcome of these proceedings will not represent significant expenses for the Company, and therefore, no provisions as of December 31, 2005 and 2004 are needed. The principal proceedings are described below:

(a) During the year 2002, the Company was notified with several Resolutions of Determination and of Fine for an approximate amount of S/47,638,000 related to Value Added taxes for the years 1996, 1998 and 1999 and Income Tax for the years 1995, 1998 and 1999. The reason for the fine assessment is that the management fee paid by the Company to its Principal, Sindicato de Inversiones y Administración S.A., should not have been considered as a tax deductible expense (see Note 1).

On February 18, 2005, the Tax Court declared inadmissible the last "Recurso de Amparo" (proceeding which serves to guarantee constitutional rights) filed by the Tax Administration, thereby putting and end to this process.

(b) On December 19, 2003, the Company was notified by the Intendancy Resolution N° 000-ADF/2003-000700, emitted by the Intendancy of Supervision and Customs Collection Management (Intendencia de Fiscalización y Gestión de Recaudación Aduanera), which orders the Company to return the benefits of the Drawback used, plus the fine and penalty interest rates, for a total amount of approximately S/ 10,355,000. The resolution considers that the Company unrightfully used the restitution of tariff rights in the years 2001 and 2002. On January 15, 2004, the Company filed a Reclamation Proceeding, which was declared unfounded through Intendancy Resolution N° 000-ADF/2004-000172. However, the Company filed an Appeal on July 7, 2004. By means of Resolution N° 07238-A-2005, dated November 25, 2005, the Tax Court confirmed the resolutions issued by the Tax Administration. To that matter, the Company has brought an administrative litigation before a judge who deals with administrative matters and also a precautionary measure. It is the opinion of Management and the Company's legal counsel that the Tax Intendancy Resolution and Tax Court Resolution N° 07238-A-2005, have no sound legal basis whatsoever and that this contingency should be resolved in favor of the Company.

(c) As of December 30, 2003, the Municipality of Villa Maria del Triunfo notified Determination Resolutions for the year 1999 related to the assumed undervaluation and omission of declaration of estates for an amount of approximately S/ 2,578,000, to which the Company filed a Reclamation Proceeding. On June 2, 2004, the Company received the Directorial Resolution N° 722-2004-OR/MVMT, emitted by the Municipality of Villa Maria del Triunfo, which declared partially admissible the Reclamation Proceeding and emitted new values for fiscal years 1999, 2000, 2001, 2002 and 2003 for real estate and municipal taxes for buildings in the Company's land for an approximate amount of S/ 771,000 which was paid on June 3, 2004. Likewise, on July 16, 2004, the Company was notified with the Determination Resolutions 004-2004-ARB-UFT/OR/MVMT, 005-2004-ARB-UFT/OR/MVMT, 002-2004-UFT/OR/MVMT and 004-2004-UFT/OR/MVMT amounting approximately S/10,759,000 due to real estate and municipal taxes, fines and interests over land under concession buildings on concession land. On August 13, 2004, the Company filed an appeal given that it considered the pretended collection to be unrightfully. By means

of Management Resolution N°. 2249-2005-GR/MVMT, dated December 1, 2005, the Villa María del Triunfo District Municipality dismissed the Company's claim as groundless. On December 28, 2005, the Company has filed an appeal which is pending resolution to date. Management and its legal counsels have assessed the impact of this contingency and it is their opinion that the position adopted by the Company should prevail in the respective instances.

(d) After the completion of the merger between Lar Carbón S.A. and the Company effective on March 1, 2003, the Tax Administration notified the Determination Resolutions N° 012-03-0002378 to 012-03-0002380, which determined a debt for Income Tax and Value Added Tax corresponding to the year 2001 plus the respective fines arising from the discounts granted for the export operations of the Company, as well as a supposed undervaluation of assets and the depreciation's calculation of Lar Carbón S.A., for a total amount of approximately S/ 1,652,000. On March 31, 2003, the Company filed a partial Reclamation Proceeding against the Determination Resolutions. As of the date of this report, the Tax Administration has not yet responded. In Management's and its legal advisors' opinion, this situation will be resolved in favor of the Company.

(e) On December 16, 2004, the Company was notified by the National Tax Superintendence (known as SUNAT in Peru) of Tax Assessment Resolutions and Fine Imposing Resolutions for an aggregate amount of approximately S/12,763,000, related to the Value Added Tax and Income Tax corresponding to fiscal years 2000 and 2001. These resolutions adjust the revenues from exports of cement and clinker to the USA, expenses owing to the effect of the recalculation of the tax credit prorate, revenues from adjustment of sales of type II cement, camp and teaching service expenses, and three more items that the Company accepted at the time of filing its claim. On January 12, 2005, the Company filed a tax claim against the unaccepted objections amounting to approximately S/ 10,682,000, which in the opinion of Management and the Company's legal counsels will be resolved favorably.

27. Basic and diluted earnings per share

The weighted average number of shares to be used in the basic and diluted earnings per share calculation is determined

	Common shares		
	Outstanding shares	Days in effect until the year end	Weighted average of shares
Year 2004			
Balance as of January 1st, 2004	36,926,629	365	36,926,629
Balance as of December 31, 2004	**36,926,629**		**36,926,629**
Year 2005			
Balance as of January 1st, 2005	36,926,629	365	36,926,629
Balance as of December 31, 2005	**36,926,629**		**36,926,629**

	As of December 31, 2005		
	Income (numerator)	Shares (denominator)	Earnings per share
	S/.		S/.
Earnings per common share, basic and diluted	87,370,000	36,926,629	2.37
Earnings per investment share, basic and diluted	11,286,000	47,701,066	0.24

ows:

	nvestment shares	
Outstanding shares	Days in effect until the year end	Weighted average of shares
47,701,066	365	47,701,066
47,701,066		47,701,066
47,701,066	365	47,701,066
47,701,066		47,701,066

	As of December 31, 2004	
Income (numerator)	Shares (denominator)	Earnings per share
S/.		S/.
85,468,000	36,926,629	2.31
11,041,000	47,701,066	0.23

28. Risk concentration

Assets that are potentially exposed to credit risk concentrations correspond to deposits in banks and financial institutions, trade accounts receivable and receivables from affiliates. The Company has significant bank balances in various major local financial institutions of renowned prestige in the domestic and foreign markets. In Management's opinion, as of December 31, 2005 and 2004, there are no credit risks. Likewise, the Company has a portfolio of customers that have adequate credit history and continuously monitors its debtors' payment behavior.

29. Fair value of financial instruments

Peruvian accounting standards define a financial instrument as any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise. Cash, as defined by Peruvian accounting standards, is any contractual right to receive cash or another financial asset or to exchange financial instruments or equity instruments with another enterprise. Financial instruments include primary instruments such as accounts receivable, accounts payable and equity.

In Management's opinion, the fair values of the Company's financial instruments approximate their carrying values; and therefore, the disclosure of said information has no effect on the financial statements as of December 31, 2005 and 2004.

30. Mining royalty

On June 24, 2004, the Peruvian Congress approved Law 28258 – Mining Royalty Law. This law seeks to establish the mining royalty that the owners of the mining concessions should pay for the exploitation of metallic and non-metallic mineral resources. The mining royalty will be calculated with rates ranging from 1 to 3 percent over the mineral concentrates value or equivalent, according to the quoted market price published by the Ministry of Energy and Mines. As of November 15, 2004, it was approved the law's regulation. The Company has complied with making the payment of the mining royalty as of December 31, 2005 and 2004.

31. Environmental matters

The Company's activities are subject to environmental protection standards. The Company must comply with the following regulations:

(a) Industrial activity -

In compliance with Supreme Decree N°019-97-ITINCI - Environmental Protection Regulations for the Development of Activities Pertaining to the Manufacturing Industry, dated September 26, 1997, the Company, on January 29, 2001, submitted to the Ministry of Industry, Tourism, Integration and International Trade Negotiations – MITINCI (now denominated PRODUCE) its Environmental Management and Compliance Program (PAMA), which was approved by MITINCI on February 1, 2002.

The Company estimates that the expenditure required to tackle the situations identified in its PAMA amount to approximately US$10.8 million, which within 5 years of its approval, will be mainly targeted to the improvement and installation of dust filters in the clinker production system, the construction of a treatment plant of effluents and for the monitoring of the air quality.

On the third execution year, the aggregated investment as of December 31, 2005 is approximately US$8.4 million.

(b) Mining and port activities -

With regard to its mining and port activities, the Company has submitted to PRODUCE the corresponding Environmental Impact Assessments (EIAs) and is complying with its commitments and terms established in said assessments. The aggregate investment as of December 31, 2005 is approximately US$3.7 million (US$3.2 million as of December 31, 2004).

Also, on October 14, 2003 the Congress of the Republic enacted Law 28090 that regulates close of mines. This law intends regulates the obligations and procedures that must comply the holders of the mining activity for the elaboration, presentation and implementation of the Plan of Closing of Mines, and the constitution of the corresponding environmental guarantees, that assure the fulfillment the investments that includes with subjection to the principles of protection, preservation and recovery of the environment.

According to the First Temporary Provision of Law 28090, the Company must file a Plan of closing of Mines with the Ministry of Energy and Mines, within a term not to exceed six months counted as from the effective date of this law. The regulations for this Law were approved on August 15, 2005.

The Company has not calculated a mines closing accrual due to the extensive period of time of the Mining concessions, which are being exploited now (approximately 100 years).

(c) Use of hydrocarbons -

Supreme Decree N°046-93-EM - Regulations for Environmental Protection in Activities Pertaining to Hydrocarbons, dated November 12, 1993, governs the activities of the Company with respect to the use of hydrocarbons. In compliance with this decree, the Company has a PAMA approved by the Ministry of Energy and Mines in 1996. This PAMA is to be executed within a 7 year term and the estimated investment is US$9 thousand.

The aggregated investment as of December 31, 2005, is approximately US$76.3 thousand (US$ 74.2 thousand as of December 31, 2004).

32. Explanation added for translation into English

The accompanying financial statements are presented on the basis of generally accepted accounting principles in Peru ("Peru GAAP"). Certain accounting practices applied by the Company that conform to Peru GAAP may differ in certain respects to generally accepted accounting principles in other countries.

Editing staff: Cementos Lima Team
Graphic design and layout: Catherina Carrera
Photography: Daniel Giannoni
Pre-press and print: Biblos

CEMENTOS LIMA S.A.

Av. Atocongo 2440 Villa María del Triunfo Lima 35 - Perú

Phone: (511) 217-0200 Fax: (511) 217-1496
postmaster@cementoslima.com.pe
www.cementoslima.com.pe





2005

Sustainability Report


Cementos Lima S.A.


Asociación Atocongo

2005

Sustainability Report


Cementos Lima s.a.


Asociación
Atocongo


Prologue

Corporate sustainability

The company



Plans, challenges and future commitments



The Management Board

Ricardo Rizo-Patrón

Carlos Ugás

Julio Ramírez

Alvaro Morales

Diego De-La-Torre

Marco Gómez-Barrios

Armando Casis

Luis Gastañeta





Prologue

Companies exist and operate in an environment where the community forms part of the company. For that reason they should be convinced of the need to support the development of the surrounding population. In other words: "no healthy company can attain long term development if its surroundings are not healthy too".

It is an irrefutable truth that education is the sole guarantee of economic development. Education specialists agree that investment in education yields very high returns, and this is what is applied by developed countries. However, the serious problem of education in Peru, which has no short term solution, has meant that this priority be ignored.

The Asociacion Atocongo is committed to the development of the community and, hence, its aim is to strengthen local education. Unfortunately the crisis affecting education in Peru is so serious that it cannot be resolved by good organization, administration and financing alone. The problem is a complex one rooted in the culture of the country. Our racial and geographical diversity work against the efforts at integration which all communities require, both through education and in life.

This imbalance is the cause of the violence, corruption and fragmentation which have characterized us and which exist still. This is why it is so important to encourage education, identity and culture. At Asociacion Atocongo we are aware that any effort in support of social and human development is important and produces results above and beyond what is immediate and visible. These are the fruits which guarantee economic development but which also nourish us as individuals, contributing directly to the construction of a harmonious and healthy environment, to live in.


SRA. DEL
ROSARIO

The Indian economist Amartya Sen won the 1998 Nobel Prize for Economics precisely because of his theory based on goods that have an intrinsic value for human life rather than those providing instrumental or personal benefits. His work shows that the welfare of human beings is intimately linked to the development of their abilities.

The number of options open to them and the freedom to choose between these options depend on the development of human abilities.

The strengthening of human abilities is the great challenge we have undertaken at Asociacion Atocongo, and this is reflected in our programs – aimed at children, young people and mothers – and our policy of support for community organizations, marginal settlements, neighbourhood committees and local government.

In the course of our two years of work we have learned that if sufficient social opportunities are available people can control their lives and help each other without getting used to being passive beneficiaries of different development programs. Support for such organizations is a form of sustainable development which reaches the community. What we seek is the self-development of individuals. It is a struggle to empower people, so that they may acquire the skills they need to take decisions in greater freedom and that these decisions lead to development in other aspects of the community.

We are convinced that the generation of synergies, by active participation in civil and community organizations, national and international aid, the public sector, the community in general and others, strengthens our administration and links with the different participants in the community.

This community would have more skills, attitudes and abilities, producing a denser social fabric, more advanced and articulated development and, therefore, greater social capital that should permit and create the conditions for self-development.

It is under these precepts that in Asociacion Atocongo we have faced up to the challenge, striving to bring about an immediate change that will improve the quality of life for those with fewest opportunities and thus generate changes in the structure of society.

ASOCIACIÓN ATOCONGO

Vision

To be a leader always in the domestic market and to achieve a competitive position in the world.

Mission

To satisfy our customers by providing high quality products and services at competitive prices, protecting business rights within the law and creating value for our shareholders, employees and society in general.

Purpose

The company's principal activity is the production and sale of all types of cement and clinker in the domestic and export markets.

Corporate values

Excellence.

Responsibility.

Ethics as a guide to conduct.

Commitment.

Innovation.

Legality.

Management policies and systems

Quality policy

- We satisfy our customers with products that fulfill ASTM international standards, as well as the requirements, specifications and other agreed conditions.
- To provide services in accordance with the stipulated terms.
- We have the appropriate technology and required resources to achieve our quality objetives, increase the satisfaction of our clients and accomplish our commitment to continuously improve the effectiveness of our Quality Management System.
- We base the success of our administration on the capacity and attitude of all of us who work in the company, taking care of quality, safety, costs, harmony and the environment.

Code of social responsibility

- To participate in the social development of the community.
- To assume responsibility for sustainable development programs in the community.
- To ensure that the programs use best practices and that the community takes part in the development programs.
- To respect and encourage the values, customs and cultures of stakeholders.
- To communicate openly with the community, both within the company and outside it.

Safety and environmental policy

- To manage the environment with care, allowing ecology and technology to develop together to the benefit of progress.
- To give priority to protecting the health of our employees and the community in general through a policy of responsibility and respect for current legislation.
- To minimize the impact on the environment, particularly where cement manufacturing and port operations are developed.
- To provide service and security to suppliers and clients at our installations.



Truck parking area in the despatch zone.



Z[illegible]logical garden at Cementos Lima S.A. plant.



Teachers from the "Teaching Values" education program.

CORPORATE SUSTAINABILITY

We understand and meet the needs of our participants.

ECONOMIC PERFORMANCE

From an economic point of view the Company has consolidated, in recent years, as the biggest and best cement manufacturer in Peru and projecting itself to the export market as an important option in the cement market. Continuous improvement and the search for greater efficiency and cost control have been chosen by management as the road to increased profitability and competitiveness, both in the company's domestic market and abroad.

Local despatches and exports (in tons).


1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
47
385
525
589
709
971
2000
2001
2002
2003
2004
2005
Domestic market
Total export tonnage

ECONOMIC INDICATORS

Our sales revenue rose 14.8% compared with 2004 and the company made a net profit of S/. 98.6 million. Borrowings expressed as a ratio total liabilities / equity was only 0.29:1.

Our products are well known in the export market for their high quality and for the fifth successive year the company's exports increased, this time by 37.1% from 708,570 tons in 2004 to 971,226 tons in 2005.

PRINCIPLES OF GOOD CORPORATE GOVERNANCE

At a meeting on the 17th of March 2003, the board of directors approved the company's Internal Standards of Conduct, which contain policy guidelines and procedures concerning significant events and privileged or confidential information that must be reported to the market, as well as legal standards of conduct for the company's activities; which are conducted by a company mission and vision and an integrated management system to guarantee good performance throughout the organisation and continual development of its values of excellence, responsibility, ethics, commitment, innovation and legality.

During 2005 the company continued to apply principles of good corporate governance to protect the rights of shareholders, including the right to ownership, equal treatment, full information and effective participation in general meetings. The company continued with its policy of quarterly dividends based on pre-established criteria set by the general meeting and continues to provide all shareholders with the Annual Report and quarterly reports including provisional financial statements and a summary of the quarter's activities.

Our economic performance as a decisive factor and our corporate principles support our commitment to our stakeholders.

We have also fully respected the rights of other interest groups such as employees, suppliers and creditors. During fiscal year 2005 the board of directors contained three independent directors, proposed by the private pension funds (AFPs). The board met monthly on predetermined dates. The board manages the company in the interests of all the shareholders equally, making sure at all times that the interests of the company prevail over those of any shareholder or group of shareholders.

INTEGRATED MANAGEMENT SYSTEM

During the first half of the year, two follow-up audits were carried out by the SGS company. As a result of both audits, two "minor discrepancies", four "observations" and three "opportunities to improve" were obtained. These findings have been useful in the ongoing process of improving the Integrated Management System (SIG).

Additionally, two internal audits of the SIG were carried out in April and October. As a result of these audits, it was ascertained that compliance with the requirements of the system had been achieved, including the ISO 9001:2000 norm, the BASC standards (Business Alliance for Secure Commerce), and the PBIP code (Vessel and Port Installation Protection). Some opportunities for system improvement were also identified, which were reported as "discrepancies" and "observations" and dealt with later, according to Company procedures.

On the October 7th the National Port Authority carried out the PBIP re-certification audit at our port installation of Conchan. As a result, the certificate was renewed.

Similarly, the Peruvian branch of the BASC global organization carried out two certification audits within the Company. The first took place at the Atocongo plant during June and the second at the Conchan pier in October. In both cases, it was shown that the Company had complied with the relevant BASC standards and, consequently, the respective certificates were renewed.

During the year, the project of adapting the SIG to the requirements of ISO 14001 and OHSAS 18001 standards was begun. These regulate environmental administration and safety and health in the workplace, respectively. The following actions were taken as part of this project:

- Initial diagnosis of the SIG.

- Preparation of an integrated policy encompassing quality, environment, safety and health in the workplace.

- Training of personnel.

- Analysis of operational procedures in order to identify hazards and the more relevant environmental issues, with the object of putting the required operational controls into place.

SOCIAL PERFORMANCE

RSE MANAGEMENT INDICATORS

Cementos Lima S.A. and Asociacion Atocongo are interested in facing the challenge of translating their commitment to sustainable development into a management system that puts into practice its social responsibility in a structured and systematic manner. To achieve this it is necessary to have indicators by which to monitor and valuate practices with different interest groups in a way that is objective and can be measured. We believe that the Ethos indicators are a very useful tool for this purpose.

In this report we take up the challenge to incorporate these indicators for evaluating the management of social responsibility, concentrating on three stakeholder groups: collaborators, the community and the environment.

COLLABORATORS

Management indicators with collaborators

- Total number of employees in 2005: **348**
- Number of dismissals during the year: **0**
- Percentage of woman in the company: **16.25%**
- Percentage of women in senior or management positions: **12%**
- Percentage of employees > 45 years of age: **58%**
- Average number of hours training in the year: **47.56**
- Average overtime hours per employee during the year: **245**
- Labour union? **yes**

Indicators

Cementos Lima labour indicators
2004 v. 2005
Great Place to Work survey


GENERAL AVG.
65
COMRADESHIP
67
PRIDE
79
IMPARCIALITY
55
RESPECT
61
CREDIBILITY
63
0
20
40
60
80
100
2004

Programs

Programs involving our employees

A) Industrial safety

- **Departmental inspections**

1. Incident prevention techniques

Cementos Lima's industrial safety and hygiene department has carried out different activities in compliance with legal requirements, internal regulations and the provisions of the Safety and Hygiene Program 2005. These activities took place in the following operations:

a. Open pit mines or quarries.
b. Factory.
c. Pier and port facilities.
d. Administrative offices and services.
e. Cement distribution warehouses.

The following controls have been implemented to manage risks to health, safety and the environment:

1.1 Safety committee
1.2 Risk identification and evaluation
1.3 Accident investigation
1.4 Inspections and audits
1.5 Work regulation



1.6 Working procedures
1.7 Signs
1.8 Emergency stations
1.9 Emergency plan
1.10 Fire prevention and control
The objective is to manage the risk of fire in CLSA's installations.

Emergency equipment

- Inspection of emergency equipment
- Fire and rescue brigade

1.11 Monitoring physical and chemical contaminants and personal protection equipment.

2. Certification

In order to identify, evaluate and manage the risks associated with tools and equipment, they are certified in accordance with international standards:

- Lifting equipment, gas and electric welding equipment.
- Light and heavy motor vehicles.
- Operators of motor vehicles.

3. Safety in internal and external transport

In order to identify, evaluate and manage the risks associated with motor vehicles inside and outside the premises of Cementos Lima S.A., the following controls have been established:

a. Operator
- Defensive driving course.
- Internal driving licence.

b. Vehicle
- Safety inspection.

c. The environment
- Horizontal and vertical signs (only for external transport, on roads adjacent to CLSA).

B) Occupational health

The following activities that have to do with occupational health were carried out in 2005 as part of our commitment to the welfare of our collaborators:

	N° of people
• Pre-employment medical examination	5
• Clinical employment examination	127
• Chest X-ray (lungs)	346
• Laboratory examination	380
• Induction training on occupational health and infectious and contagious diseases	72

No cases of occupational illnesses were found among our employees.

C) Personal development and social welfare

- **Training and personal development**

During 2005 the company gave a number of courses totalling 16,554 man hours to its personnel, that is, an average of 47.56 man hours per worker per year.

The total number of man-hours of training given during the year are shown in the following table.

In company	Outside the company		Total
	In Peru	Abroad	
8,328 MH	7,706 MH	520 MH	**16,554 MH**

Thirty one professionals from different disciplines, making up the Thirteenth Training Program for Professionals, graduated during 2005. At the end of the year the Fourteenth Program began with 30 graduates from different universities and institutes of higher education.

Furthermore, as part of the support program for university education among the young people of Peru, the company received visits from 1,541 students from different universities.

Changes in the company's personnel (as at the 31st of December each year) are shown in the following table.

This personnel includes those working at the Atocongo plant, Conchan pier and offices.

Changes in training man-hours for payroll personnel

Classification	2005	2004
Administrative Staff	135	139
Employees	100	98
Laborers	113	112
Total	**348**	**349**


VOLUNTARIOS
Young Fire-Fighters under training.

◦ Union negotiations

The renewal of collective agreements with the company's labour unions for a further three years created synergies, better communication and collaboration in finding solutions to problems, maintaining a working climate suitable for achieving the company's planned objectives.

◦ Other social welfare program for employees of Cementos Lima S.A. and their families

Cementos Lima S.A. encourages active participation by its employees and their families in a number of social activities, programs and projects, contributing to an improved quality of life.

- **Useful holiday program for children, young people and adults**

A two-month program (January and February) was developed in which two types of activities were offered:

Our families are important for our business and corporate development.

The first, academic in nature, aiming to provide primary education, revision of primary education and computing, benefited 247 students, who also took part in a School for Parents Workshop. Medical and dental examinations were provided and there were two excursions to the historic centres of Lima and Callao and Lurin's Certse Beach Club.

The second area of activities took the form of a series of sporting / recreational workshops: volleyball, aerobics, kung-fu, dance, tai chi, handicrafts and screen printing; a total of 650 people of both sexes, including children, young people and adults took part.

Novel aspects of the program included an early learning workshop for children under 3, as well as the creation of the Atocongo Young Fire Fighters under the guidance of the company's safety and industrial hygiene department.

The program as a whole benefited 897 people.

- **Training for women**

With a view to increasing the number of women with skills enabling them to enter the workforce or become self-employed, three annual courses were implemented jointly with the Don Bosco Occupational Training Centre in Villa María del Triunfo, these were: the food industry, handicrafts and screen printing and they contributed to improving the family economy and, therefore, the quality of life. Ninety seven people who had completed the two six-monthly modules received official certificates.

- **Recreational programs**

From January to December 2005 an Aerobics Workshop was held twice a week for the company's female employees and wives of residents of the Atocongo camp, aiming to improve physical and mental wellbeing.

EDUCATION PROGRAM MANAGEMENT INDICATORS

Comparative table, N° of students benefiting from each program


16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
2,087
6,087
8,328
9,978
240
240
0
770
400
493
0
30
1,640
1,640
Mathematics for all
Environmental education
Good voice
Education in values
Art and children in Pachacámac
Youth employment generation
School of life at Asia
Year 2004
Year 2005

Comparative table, N° of teachers benefiting from each program


160
140
120
100
80
60
40
20
0
43
99
50
100
35
22
30
16
6
159
158
Mathematics for all
Environmental education
Good voice
Education in values
Art and children in Pachacámac
Youth employment generation
School of life at Asia
Year 2004
Year 2005

Comparative table, N° of hours of training in each program


400
350
300
250
200
150
100
50
0
60
120
120
360
180
204
0
100
240
300
0
236
84
84
Mathematics for all
Environmental education
Good voice
Education in values
Art and children in Pachacámac
Youth employment
School of life at Asia
Year 2004
Year 2005

COMMUNITY PROGRAMS

A) Education programs



UGEL N° 1
MINEDU
PUCP
FUTSAL
GEA GROUP
ASOCIACIÓN ATOCONGO
VES
SUMBI
INST. APOYO
VMT
SJM
CIVIL SOCIETY ORGANIZATIONS
STATE SCHOOLS
IDMA
ESCUELA DECLARA
OTHERS
LURÍN
YACHAYWASI
PACH

Education is the spinal column of a person's quality of life and liberty. Knowledge and education give access to the ability to understand and transmit messages, attitudes, emotions, ideas, values and everything that empowers and enhances the human condition.

This is why we are committed to developing the abilities of children, young people and teachers in the least fortunate schools.

- **Environmental education program**

In 2005, for the second year running, Asociacion Atocongo implemented an Environmental Education Program in Lima's southern cone. The aim of this program was to promote human development, encourage values, skills and leadership in relation to the environment.

To achieve these objectives, demonstrational classes were given to children in the first to sixth grades of primary education and training offered to teachers. Ecological gardens were created, classes taught on the raising of small animals, workshops held for mothers on nutrition and environmental festivals held.

- **The educating in values program**

Educating in values is a creative proposal aimed at introducing values into initial, primary and secondary education, as well as strengthening the school for parents. This program started in 2005 and will continue throughout 2006. Its purpose is for children and young people to develop spontaneous feelings that enable them to live in harmony with a higher level of understanding.


MARIA DEL ROSARIO
LUZ
SECTORES

Teachers at "Virgen de Lourdes" school in Villa María del Triunfo taking part in the Educating in Values program.

Teachers are also involved and have formed a Team of instructors for Drugs, Violence and Delinquency Prevention.

Furthermore, parents taking part in the school for parents have learned to improve their parenting skills and to strengthen family harmony and relations with their children.

- **The "Good voice" environment and values program**

"Good voice" has trained around 500 young leaders in the districts of Villa María del Triunfo, Lurín and Pachacamac in preservation of the environment and in values. This program started in 2003 and arose from concern in Cementos Lima S.A. about the absence or loss of good customs and values in Peruvian homes. The purpose of the program is to provide young people with space to talk and listen, thus helping to strengthen their personalities and psychological structure so that they can respond better to the social problems in their environment.

These young people have learned through surveys and research about the problems that concern their communities, such as street gangs, prostitution and waste accumulation. This has enabled them to confront these problems in talks and meetings with their neighbours.

We play a leading role in our area of influence.

Participants have also organised themselves into a Young People's Network which continues to apply leadership outside school, which has repercussions at other levels in the community. Throughout 2005 they carried out a number of important activities that have contributed to the welfare of other young people.

- **Mathematics for all**

Mathematics for all was started in 2004 to introduce the teaching of mathematics in schools based on situations or examples from Peruvian daily life. The best textbooks used in German schools have been adapted for this purpose.

Our support for this scheme began in 2004, concentrated on state schools in the southern cone of Lima and its aim is to improve the level of education in mathematics. The formation of libraries in the schools in question is providing pupils with high quality texts. Furthermore, severeal workshops have been developed for teachers at Cementos Lima's training facilities, to update knowledge and promote motivation and friendship between teachers from different schools.

- **"Art, children and young people" program**

The "Art, children and young people" program was started in 2004 for children and young people interested in developing their artistic abilities. The program was continued in 2005 and will continue for the foreseeable future.

This program uses art to develop sensitive and thoughtful people, so that they are capable of participating actively and creatively in the progress of their communities. The search to develop a spirit of solidarity among pupils is continual and is aimed at strengthening their identities and values and creating in them the ability to teach music, painting, ceramics, drawing and other specialities.

The Asociacion Atocongo encourages art, culture, education and values among young people who have few opportunities or resources in the district of Pachacamac, as part of an agreement with "Escuela Declara".



Pupils from "Capilla de Asia" School N° 20123 in a natural sciences class as part of the "Escuela Viva" education program.

• **Escuela Viva**

The "Escuela Viva" program was started in 2004 and will end in October 2006. Its aim is to develop the cognitive and emotional abilities of students.

The program uses the methods of the Yachay Wasi Pedagogic Research Institute, which are innovative and motivate students to learn with real interest, building knowledge and not learning by rote.

The program concentrates on significant learning with pupils and teachers in five areas: natural sciences, environmental education, education for sexual and reproductive health, early learning and training in writing and comprehension.

• **Sports programs**

Asociacion Atocongo is aware that modern education demands an integral development uniting physical, emotional and intellectual aspects. Artistic, emotional and physical development – through sport – is as important as intellectual development. Hence our interest in supporting sport in the community.

Five-a-side football – futsal

A Cementos Lima – Asociacion Atocongo tournament was organized in 2005 as in 2004, institutionalising Summer five-a-side football tournaments in the southern cone of Lima and helping to promote this sport.

Down Hill

Down hill is one of the most popular sports in the southern cone of the city. Many of the competitions in 2005 and the final event of the season took place in the Amancay Sanctuary, supported by Asociacion Atocongo and Cementos Lima S.A.

- **Cultural, research and conservation programs**

Amancay sanctuary

Asociacion Atocongo has continued with the work to preserve the Amancay flower started by Cementos Lima S.A., in order to conserve and protect the biodiversity of the ecosystems of Las Lomas.

It has also encouraged and carried out research work to increase knowledge of the vegetation of Las Lomas.

Today the Amancay sanctuary is another environmental education option for the schools of the southern cone of Lima and pupils from state schools use it to learn about the flora and fauna of the zone and about environmental preservation.

Pueblo Viejo and Tablada de Lurín

Archaeological research work is being undertaken at Pueblo Viejo and Tablada de Lurín under an agreement with the Catholic University.

The work carried out at Pueblo Viejo have clarified certain doubts about land management and the use of the environment in the seasonal lomas area. Archaeology students from the Catholic University also carry out practical work at the archaeological sites at Tablada de Lurín.



Amancay flowers sanctuary.

B) Infrastructure programs


Marginal settlements committee
Local / provincial governments
State schools and Fe y Alegria schools
ASOCIACIÓN ATOCONGO
Ayuda en acción & Tierra de niños / A Trabajar Urbano programs
Armed forces and the national police
Religious / health / sporting institutions / fire fighting service

In 2005 part of the donations made by Cementos Lima S.A. through the Asociacion Atocongo was used to build retaining walls, essential for the laying of water mains and sewers and to facilitate vehicle access to isolated areas of the southern cone.

These works have been an important source of jobs and the desire among people, especially women, to improve their situation was clearly to be seen.

Furthermore, together with the efforts and work of state school staff and parents associations, improvements were made to classrooms, lavatories, patios, sports facilities, pavements and perimeter fences, providing decent schools for thousands of children in the southern cone.

We were also able to work with the Peruvian National Police Force, improving dormitories, offices, patios, sports fields and cells.

The company also developed alliances with strategic partners such as:

- **State school institutional support program**

Asociacion Atocongo, allied strategically with the Spanish foundation Ayuda en Accion and the NGO Tierra de Niños, has been implementing a program since 2004 aimed at the institutional strengthening of state schools and community organizations in the southern cone.

The purpose of this alliance is to improve infrastructure and equipment and to introduce innovative training methods, including training in educational management and local management for head teachers, state school teachers, local leaders and infant and youth leaders.

Local mother helping to build retaining wall – Asociación Atocongo helped with cement bags for the "A Trabajar Urbano" program.

Thus it seeks to provide children with appropriate places and equipment for an adequate education. And for teachers, community leaders and infant and youth leaders it seeks to provide capacities for quality teaching and managment.

• The "A trabajar urbano" program

In 2005 the Asociacion Atocongo continued its direct participation in the community by supporting infrastructure work approved by the central government's "A Trabajar Urbano" program.

This program seeks to create temporary jobs in marginal urban areas as a fight mechanism against poverty. Selected projects include the construction of pavements, retaining walls, water mains and sewers.

We concentrate our infrastructure program on promoting development through grass-roots and neighbourhood organizations. The idea is to spread a culture of solidarity and sustainable development with community members responsible for their own progress.

Applications for donations approved, broken down by beneficiary
Comparison: 2004 - 2005



N° of applicants
140
120
100
80
60
40
20
0
58
(20%)
138
87
(32 %)
99
46
(17 %)
27
17
(6 %)
22
(1 %)
4
64
(24 %)
61
Marginal settlement committee
Schools
Parish churches
Police.
Armed Forces
Others
Year 2004
Year 2005

Applications for donations approved, broken down by agreement
Comparison: 2004 - 2005



N° of applicants
200
180
160
140
120
100
80
60
40
20
0
34
(13%)
27
22
(8 %)
89
(25%)
26
(10 %)
18
0
(0 %)
24
2
(1 %)
0
188
(68 %)
193
TDN
ATU
Fé y Alegría
MVMT Agreement
EMAPE
Others
Year 2004
Year 2005

C) Economic development and local management program

This program seeks to create development opportunities that may be used by the community to control its own destiny, providing incentives for active and responsible management.

Its aim is to strengthen the ability of people to become part of the competitive labour market, whether working for a company or self-employed.

For this purpose Asociacion Atocongo has made strategic alliances with international aid organizations, civil entities and others and participates in the fight against poverty, aiming to develop social organizations and thus creating a wider and more effective action network.

The following diagram illustrates this network of alliances:


COPEME
GEA GROUP
MCLCP
ASOCIACIÓN ATOCONGO
PRISMA
LOCAL GOVERNMENTS
UNDP

• Youth job creation program

The youth job creation program was started in 2005 and has contributed to the development of small and medium-sized companies in the districts of Villa María del Triunfo and San Juan de Miraflores by supporting young achievers in the carpentry and light fabrication sectors.

In this program we have also been concerned to bring the products made by these young people to the market, using the Villa El Salvador Industrial Park as a sales center.



Local mothers taking part in the productive workshops program – Guayabo R.C.

Improving the abilities of the community creates self-development and sustainability.

• Training in the productive workshops program, Guayabo Rural Community

Guayabo is a neighbour of Cementos Lima S.A. where the women who live there lack technical and professional training, working full time as housewives. This encouraged us to approach them with a view to promoting education and providing them with opportunities for being part of society and taking part in the labour market.

During 2005 workshops were held in dressmaking, chocolate confectionary and making Christmas decorations and as a result many women have started small businesses in their own community and outside it.


Dr. Washington Ipenza
Alcalde de Villa María
del Triunfo
Signature of the UNDP – Asociacion Atocongo agreement.

• New projects contest: *innovative initiatives from the* inhabitants of the southern cone of Lima for preserving the enviroment. Agreement between Asociacion Atocongo and the UNDP Small Donations Program

Asociacion Atocongo and the United Nations Development Program decided in 2005 to join forces to empower and strengthen the management role of individuals and organizations in the southern cone of Lima, by fomenting protection of the environment. Thus in October 2005 an invitation was made for the innovative initiatives contest to the inhabitants of the southern cone, and in January 2006 ten projects were selected as the winners.

The implementation of the projects, which will last two years and receive financing up to a maximum of US$ 25,000 per project, began in mid-February this year.

The following were the winning projects:

	PROJECT	INSTITUTION	BUDGET (US$)	
			ASOCIACION ATOCONGO	UNDP
1	Promoting food security through urban farming in sectors 6, 7, 9 and 10 of Villa El Salvador, Lima	Asociación de Promotoras de Salud de Villa El Salvador (APROSVES)	12,960	12,040
2	Participatory planning for the management of seasonal vegetation (in lomas de Lúcumo). In Quebrada Verde – Pachacamac	Asociación de Pobladores del CPR Quebrada Verde- Pachacámac	1,000	1,000
3	Participatory planning for the use of seasonal vegetation (lomas) in El Manzano – Pachacamac	Asociación de Jóvenes Amancaes, Perú	1,000	1,000
4	Promotion of ecotourism in Las Lomas de Villa María; a participatory experience in the Eden del Manantial marginal settlement, Jose Carlos Mariátegui, Villa María del Triunfo, Lima	Asociación de Ambientalistas Loma Verde	11,940	13,060
5	Urban farming in homes of sector 3 of Villa El Salvador, Lima	Asociación Familias en Acción	12,580	12,420
6	Urban forestation in Primero de Mayo marginal settlement – Nuevo Milenio zone, district of Villa María del Triunfo, Lima	Club de Madres Santa Teresita del Asentamiento Humano Primero de Mayo	10,255	10,745
7	Urban farming in Ciudad de Gosen, Villa María Zone 7 – Nuevo Milenio, district of Villa María del Triunfo, Lima	Asentamiento Humano Ciudad de Gosen	12,740	12,260
8	Encouraging urban cycling in Villa María del Triunfo, Lima	Asociación Internacional de Ciclismo y Deportes Extremos Sur Xtrem	12,540	12,460
9	Promoting urban farming to improve the quality of life of the people of San Gabriel Alto – Villa María del Triunfo, Lima	Club de Madres Constructoras de San Gabriel Alto	12,500	12,500
10	Promoting environmental education and conservation of medicinal and aromatic plants at Jorge Basadre School N° 6073 in Villa María del Triunfo, Lima	APAFA de la Institución Educativa N.° 6073 Jorge Basadre	12,485	12,515
	TOTAL US$		**100,000**	**100,000**

(1) Special projects (2) UW = under way ND = no administrative decision

D) Free preventive health campaigns in the marginal settlements adjacent to Conchan pier and Atocongo Camp

We also implemented preventive health campaigns aimed at the communities in the southern cone of Lima.

In order to celebrate Environment Week (June 2005) the first health campaign took place in the central park of Heroes de Cenepa marginal settlement, aimed at the inhabitants of Heroes de Cenepa, Las Palmeras, Jardines de Pachacamac, Jaime Yoshiyama, Valle de Jesus, Villa del Mar, Laureles de Villa marginal settlements and the Yanavilla rural community, adjacent to Conchan pier.

The second campaign was held in the central park of Atocongo Camp and was aimed at the population (all ages) of Atocongo, Jose Galvez, Quebrada de Jazmin, Santa Rosa, Villa Alejandro, San Camilo, Nueva Esperanza, Virgen de Lourdes and Tablada de Lurín.

Both campaigns were intended to raise awareness of the population about the environment and its protection and to carry out preventive health checks. Doctors, dentists, psychologists, nurses, a social worker, public and private health institutions, ESSALUD and Cementos Lima S.A. took part and medicines were provided free of charge.

A total of 1,600 people benefited from the two campaigns.

ENVIRONMENTAL PERFORMANCE

INDICATORS

A) Resource consumption

- Annual consumption of electrical energy: 267,617,818 kWh (plant, quarries, GEA, Las Palmas water wells)
- Annual consumption of fossil fuels:

  Diesel 2: 72 MT
  Coal : 281,245 MT

B) Environmental studies

Cementos Lima S.A. has fifteen environmental management instruments, including environmental impact assessments, environmental update and management plans and sworn statements, duly approved by the competent environmental authority, which have enabled the company to establish environmental management plans that are being implemented in accordance with the commitments assumed in each environmental instrument.

List and state of environmental studies

Nº	ENVIRONMENTAL MANAGEMENT INSTRUMENTS	ENVIRONMENTAL AUTHORITY	DATE		APPROVAL TIME	CONSULTANT
			SUBMITTED	APPROVED		
1	PAMA hydrocarbons storage	MEM-PRODUCE	22 FEB. 1996	14 AUG. 1996	5 months 23 days	SERINA
2	EIA expansion of Atocongo quarries	PRODUCE	28 MAY 1999	5 MAY 2000	11 months 7 days	Walsh Peru S.A.
3	EIA Las Hienas concession	PRODUCE	15 APR. 1999	13 MAR. 2000	10 months 27 days	Walsh Peru S.A.
4	EIA Mussa 2 concession	PRODUCE	11 APR. 2000	14 DEC. 2000	8 months 3 days	Walsh Peru S.A.
5	EIA – marine environment & port activities	MIN. DEFENCE-PRODUCE	JULY 1997	14 JAN. 1998	120 bus. days	Seg. Marina, Consultoria Serv.
6	EIA – Conchan pier activities	PRODUCE	9 JAN. 1998	30 JUN. 1998	5 months 21 days	Walsh Peru S.A.
7	EIA Cristina concession	MEM-PRODUCE	6 OCT. 1997	25 FEB. 1998	4 months 19 days	Walsh Peru S.A
8	Sorpresa I sworn statement	PRODUCE	22 AUG. 2000	29 DEC. 2000	90 bus. days	Walsh Peru S.A
9	EIA Conchan I quarry	PRODUCE	9 FEB. 2001	20 MAR. 2002	12 months 10 days	SGS Eco Care
10	PAMA industrial plant	PRODUCE	29 JAN. 2001	1 FEB. 2002	12 months 3 days	Walsh Peru S.A.
11	EIA Miguel Segundo	PRODUCE	3 MAY 2002	15 SEPT. 2003	1 year 4 months 12 days	SGS Eco Care
12	EIA Atocongo-Conchan belt conveyor	PRODUCE	1 OCT. 2001	17 MAY 2002	7 months 15 days	Walsh Peru S.A.
13	EIA Virgen de Fátima	PRODUCE	5 FEB. 2002	22 JAN. 2003	11 months 7 days	Walsh Peru S.A.
14	La Yarada sworn statement	PRODUCE	2 DEC. 2002	12 APR. 2003	90 bus. days	Walsh Peru S.A.
15	EIA – El Platanal (1)	PRODUCE	11 SEPT. 1998	23 AUG. 1999	11 months 12 days	Walsh Peru S.A.
16	EAI – silica mining, Parco project	PRODUCE	19 JUL. 2005	UW	----	Buenaventura Ingenieros

C) Environmental control, monitoring program & air quality

In accordance with the environmental monitoring program included in its environmental management plan, Cementos Lima S.A. has been monitoring air quality at its production units since 1995. To implement this program the company uses: six particle samplers (PTS and PM10), three gas analysers (CO, NOx and SO_2) and three meteorological stations. Environmental reports are sent to our competent environmental authority, which is the Ministry of Production.

The purpose of the monitoring effort is to is to evaluate the influence of industrial, mining and port activities on the environmental quality of their areas of influence, compared with environmental air quality and noise standards established in current Peruvian environmental legislation. The production units are: Atocongo plant and quarries (5), Conchan pier (4) and the mining concessions Cristina (4), Las Hienas (2), Virgen de Fatima (2) and Las Dunas (2), making nineteen monitoring points for particles and two for gases.

• **Particles**

The table gives a summary of monthly concentrations and yearly averages for particles in suspension smaller than ten microns (PM 10) for 2005.

Control panel	Jan.	Feb.	Mar.	Apr.	May.	Jun.	Jul.	Aug.	Sept.	Oct.	Nov.	Dec.
	Annual arithmetic mean (ug/m^3)											
Atocongo plant & neighbouring urban areas												
Virgen de Lourdes (D)	243	114	112	210	295	104	119	118	83	95	19	112
José Gálvez (U)	187	97	175	177	224	215	178	104	86	61	61	75
Las Hienas concession												
Water pump (U)			98				49		97		79	
Camp (D)			57				48		84		61	
Cristina concession												
Cristina Sur (D)	98	73	89	132	120	32	33	68	44	46	41	68
Cristina Sur (U)	204	NA	351	274	163	54	24	68	62	53	55	81
Conchan pier												
C.P. 01 (U)		18		78		133		105		55		38
C.L. 02 (D)		91		112		68		249		137		29
Las Dunas concession												
Entrance (U)					58						56	
Workings (D)					85						50	
Virgen de Fátima concession												
Entrance to village (U)											46	
Medical post (D)											28	

(U) = upwind (D) = downwind

As far as PM 10 over twenty four hours was concerned, the highest concentrations are recorded at Virgen de Lourdes and Galvez close to the factory, and in Cristina Sur downwind. Nevertheless, all the monitoring points located in the production units meet ECA transitory (200 ug/m^3) as they did not exceed three times this transitory value during the year.

◦ **Gases**

The values of Co, SO_2 and NOx recorded at the monitoring points in the Virgen de Lourdes and José Gálvez marginal settlements respectively, do not exceed the values established in Peruvian standards shown below:

Monitoring point	Concentrations: Co-average 8 hours (ug/m^3)	SO_2-average 24 hours (ug/m^3)	NO_2-average 24 hours (ug/m^3)
Virgen de Lourdes	982	38	45.2
José Gálvez	1003	18	18.3
PERUVIAN STANDARD	**10000**	**365**	**200**

Noise levels in dB (A) during 2005 at the monitoring points in the company's production units ranged from 47.4 dB to 78.9 dB and were below the ECA limit of 80 dB (A) for industrial zones (S.D. N° 085-2003-PCM), with the exception of the Jose Galvez monitoring point, due to the start of work on the Atocongo – Conchan conveyor.

- Meteorology

The compass card shown is from the Cerro la Cruz station and shows that the prevailing wind is southerly (40.7%). This information tells us the direction of drift of particulate and gas emissions generated by our factory, quarries and port installations.

D) Atmospheric emissions

These emissions were measured using standard methodologies employed in Peru and internationally and the results were compared with control parameters established by the Ministry of Production in S.D. N° 003-2002-PRODUCE (Maximum Permissible Limits and Reference Values for the Cement, Brewing, Tanning and Paper Industries).

By means of S.D. N° 003-2002-PRODUCE the Ministry of Production approved maximum permissible limits (LMP for its spanish initials) for emissions from furnaces. Compliance with the LMP is obligatory and if it is exceeded, the level must be brought below the LMP five years after approval of the PAMA or EIA.

Maximum permissible limits in Peru – particulate materials

In order to evaluate particulate emissions from the clinker cooler and other processes such as the mill, the LMP for furnaces (250 mg/m3) given in S.D. N° 003-2002-PRODUCE was used as a reference since the Peruvian standard does not cover the other processes involved in cement manufacture.

Similarly, as a comparison with international values, the permissible limits for gases used by the World Bank in energy projects were taken as a reference, together with the LMPs used in Venezuela (Decree N° 638: Air quality standards and control of atmospheric pollution issued by the Ministry of the Environment and Natural Resources).

Parameter	Standard	Furnace	LMP (mg/m^3)
Particulate material	S.D. N° 003-2002-PRODUCE	Existing	250
		New	150

Reference limits for gaseous emissions

Contaminant	Guide value (mg/m^3)	Conditions	Reference standard
Nitrous oxide (NO_2)	1800.00	Operating	Venezuela
Sulphur dioxide (SO_2)	2000.00	Usual (0° & 1 Atm.)	World Bank
Carbon monoxide (CO)	1150.00	Operating	Venezuela

EMISSION CONCENTRATION LEVELS, 2005

◦ Particulates

Annual concentrations of particulates from the kiln, clinker cooler, raw meal grinding, clinker and coal processes were within the LMP (250 mg/m^3) set by PRODUCE. As far as the clinker cooler of line 2 was concerned, particulate emissions fell drastically from 258 to 3 mg/m^3 between 2004 and 2005 as a result of modifications to the particle filters (change to electrofilters) made in December 2003.

Particles – 2005





mg/m3
300
250
200
150
100
50
0
250
41
3
129
8
11
39
11
LMP Perú
Kiln II
Clinker cooler L2
Kiln I
Raw mill
Clinker mill
Coal mill 1
Coal mill 2

◦ Gases

Nitrogen oxides – 2005



mg/Nm3
2100
1800
1500
1200
900
600
300
0
1800
857
170
563
199
LMP Venezuela
Kiln II
Kiln I
Coal mill 1
Coal mill 2

Sulphur dioxide – 2005



mg/m3
2100
1800
1500
1200
900
600
300
0
2000
947
143
455
90
World Bank
Kiln II
Kiln I
Coal mill 1
Coal mill 2

Annual concentrations of sulphur dioxide and nitrogen oxides recorded in the factory chimneys were within the LMPs established by the World Bank for SO_2 (2000 mg/Nm^3) and Venezuela for NOx (1800 mg/m^3) respectively.





Analysis of water in the Puquio reservoir, which supplies the company's camp and offices.

E) Integrated water management

One of the basic principles of water management is that water is a renewable and vulnerable resource which is essential for life, development and the environment. Effective water management therefore requires an integrated approach which reconciles economic and social development with the protection of natural systems.

With this principle in mind, Cementos Lima S.A. has carried out activities aimed at improving integral water management, including:

- An application to SEDAPAL for correct application of the contribution of total water consumption (1998) to the sewer network (43%).
- Evaluation of the quantity of industrial and domestic effluent (1998).
- Implementation of production line 2 (1998) without using water for gas treatment.
- Renewal of water mains from Las Palmas to the Atocongo plant, to prevent leakages.
- Programmed maintenance of water and sewage services.
- Implementation of water saving systems in toilets, domestic installations and gardens (spray or drip irrigation).

All of the above actions have reduced water consumption by more than 30%. Furthermore, electricity consumption has been reduced (by 588,000 kWh/year) as water is no longer pumped; from an environmental point of view this represents a reduction in CO_2 emissions of 470 MT a year and from a social point of view the reduction in water consumed could supply 3,750 people.

As far as internal and external management is concerned, important savings were achieved through lower water consumption and higher energy efficiency, reflected in economic benefits for the company of more than 2.5 million dollars in 2005.

Changes in average monthly water consumption over the last ten years

The graph illustrates the average monthly water consumption of the factory over the last ten years. It shows that consumption in 2003 and 2004 was slightly higher due to an increase in green areas and the operation of production line 1 (1.45 and 3.12 months in 2003 and 2004 respectively). Consumption then fell in 2005 due to efficient use on both production line 1, which operated for 3.67 months, and in the manual and automatic watering of green areas at night.

Average monthly water consumption



80000
70000
60000
50000
40000
30000
20000
m3
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

Specific consumption for clinker production on each production line was as follows in 2005: L1 = 0.34 m^3/MT of clinker; L2 = 0.0034 m^3/MT of clinker, showing that line 2 is one hundred times more efficient than line 1 per tonne of clinker produced.

It is also worth mentioning that Cementos Lima S.A. uses environmental management instruments approved by the competent authority, which include the environmental management plan and water quality monitoring programs for all production units currently in operation.

In the plant and Cristina concession, testing of the physical and chemical quality of process and potable water shows that it is acceptable to good.

Analysis of sea water at Conchan pier and of water in the lagoon formed on the Las Hienas concession, compared with classes IV and VI in the Water Act, indicate that our port and quarrying operations have not affected water quality.

Class IV: water in recreation areas where primary contact exists (bathing, etc.)

Class VI: water inhabited by aquatic fauna and used for sport or commercial fishing.

F) Effluent quality

Effluent from the plant is discharged into the SEDAPAL sewer network and that from the Cristina concession is treated in a septic tank, a system that has been approved by the Ministry of Health's Environmental Health Bureau (DIGESA).

Monthly effluent monitoring results from the plant are compared with S.D. N° 003-2002-PRODUCE "approval of maximum permissible limits of effluent discharged by cement manufacturers into public sewers" and the industrial effluent regulations S.D. N° 28-60-ASPL.

The monitoring program includes physical and chemical parameters, for which reason a monitoring point was established in the sewer network near the company's Gonzálo Alarcón Barrera stadium because effluent is discharged into the SEDAPAL sewer system then treated in the José Gálvez oxidation lagoons located some 7 kilometres from the plant.

The main parameters measured during sampling and analysis of liquid effluent from the operations of Cementos Lima S.A. are shown below:

Plant effluent quality – 2005

Parameter	Units	Plant	Maximum permissible limits	
		2005 average	Ministry of Production(1) (PRODUCE)	Industrial Effluent Regulations(2)
Temperature	°C	25,1	35,0	35,0
pH	---	7,7	6 to 9	5.5 to 8.5
Total suspended solids (TSS)	mg/l	133,9	100	---
Total dissolved solids (TDS)	mg/l	1058,6	---	---
Biochemical oxygen demand (BOD)	mg/l	188,10	---	< 1000
Oils and greases	mg/l	13,4	---	< 100

1) Maximum permissible limit for effluent discharged into the sewer system by cement works, S.D. N° 003-2002-PRODUCE

(2) Maximum permissible limit for industrial effluent discharged into the public sewers, S.D. N° 28/60 ASPL

The average annual results obtained for temperature, pH, BOD5 and oils and greases do not exceed the maximum permissible limits (LMP) for the cement industry or those contained in the Industrial effluent regulations, but the total suspended solids (TSS) parameter does exceed the LMP set by PRODUCE because effluent was included from the pilot testing being carried out to define the design of the effluent treatment system in the plant. It should be mentioned that effluent is generated mainly by the camp and offices while cement manufacturing only produces effluent during maintenance of the equipment and motor cooling systems.



Lima S.A.
COLABORE CON LA



RESIDUOS ORGANICOS
RESTOS DE COMIDA
CASCARAS DE FRUTA
RESIDUOS
INSERVIBLES
DESECHABLES
PAPEL
CARTON
PLASTICOS
LLAVES
VIDRIOS

Solid / domestic waste management modules.

G) Solid waste management

During its quarrying, port, manufacturing and hydrocarbons storage operations, Cementos Lima S.A. generates solid domestic and industrial waste which is both hazardous and non-hazardous.

Management of solid waste applies to all Cementos Lima S.A. operational production units.

- Description of waste management

Management of domestic waste

Domestic waste is generated in the mess room and offices in both old and new plants; it is stored temporarily in 1.6 m^3 capacity or smaller colour-coded containers: blue for organic waste, green for inorganic and black for scrap, in order to raise awareness among employees about segregating waste. Collection, transport and final disposal of waste is carried out by a solid waste services company (EPS-RS) authorized by DIGESA.

In 2005 the plant produced an average of approximately 44.0 tons/month, of which 59% came from the mess room and camp, 27% from the old plant and 14% from the new plant, as can be seen from the following illustration:

Furthermore, a container with these services has been installed to help the inhabitants of the Nueva Esperanza marginal settlement, it collects approximately 9.3 tons of domestic waste a month, which is disposed of at the Portillo Grande landfill site.


Old plant 27%
Mess room 59 %
New plant 14 %

• **Industrial waste management**

Industrial waste is generated by Cementos Lima S.A. production units and is considered to be one of the significant environmental aspects by the company. Therefore efforts are made to manage this waste in an integral and efficient manner based on prevention criteria. Supervisors and employees are given induction training on environmental matters in order to ensure minimization, control and adequate temporary storage at collection points in the former Enatru area of the company's installations. There are also two additional collection points, one for the storage of used oil and grease and the other for dust and construction waste from the new plant.

Industrial waste is sold to companies authorized by DIGESA for treatment and final disposal, and/or donated to institutions or third parties for reuse.

In 2005 the following industrial waste was sold and/or donated: scrap metal (619 t), conveyor belting (15 t), nylon (10 t), timber (162 t), refractory bricks (472 t), paper bags (27 t) and used oil (38 t).

PROGRAMS

A) Development of environmentally friendly technologies

○ Pilot plan for the treatment of effluent in artificial wetlands

During 2005 Cementos Lima S.A. continued with testing to define a system of treating effluent to be installed in our Atocongo plant so that it can be reused to irrigate green areas, in the fire fighting system and the production process. The artificial wetland pilot plant using surface to underground drainage was redesigned to improve hygiene conditions by eliminating vectors such as mosquitoes.

The planned effluent treatment system will enable 18,000 m3 of effluent to be treated each month and will provide significant hygiene and environmental benefits by reducing effluent discharges and creating a healthy environment for neighbouring inhabitants. It is also expected to provide an important economic benefit thanks to a saving in water consumption for watering green areas and reduced charges for disposing of effluent in the public sewer system.

B) Protection and conservation of biodiversity

The protection and conservation of the environment and biodiversity, inspired by the principles of sustainable development is a key element in the strategic vision of Cementos Lima S.A. and it is because of this that the company has created a zoological garden at our plant. Also, more than 30 ha have been planted and biological monitoring is carried out continually in the area of influence of our operations.

◦ Atocongo zoological garden

Cementos Lima S.A. has created a zoological garden on its premises in order to promote the sustainable use and management in captivity of woodland and other animals. It provides an adequate habitat for the conservation, breeding and domestication of animals in captivity, performing an important role in the education of employees and visitors about the wealth of woodland fauna and care of animals.

The zoological garden is provided with the following essential services:

a) Veterinarian.
b) Care and maintenance personnel.
c) Programmed visits for the general public.

As part of its community outreach activities Cementos Lima S.A. has introduced a program of guided tours to its zoological gardens in the Atocongo plant, aimed at educating employees and the public at large about the importance of preserving woodland and other fauna. These visits are governed by an internal regulation and take place on Tuesdays and Thursdays for the general public and Fridays for institutions, between 9 a.m. and 11 a.m. During 2005 fifteen institutions and 1,157 participants visited the zoological garden and there were 58 private visits.

The zoological gardens have a total of 225 animals from twenty five species, including ostriches, coatis, coastal foxes, turtles, peacocks, deer, etc

◦ Green areas

Cementos Lima S.A. has approximately 30.5 ha of green areas at Atocongo and the Conchan pier. The principal species used for planting these areas are Molle Costeño, Huarango and others.

Of this total area 20 ha are irrigated by aspersion, which enables us to optimize the use of water.

• **Biological monitoring**

One of the commitments assumed by Cementos Lima S.A. in its environmental impact assessments is the monitoring of flora and fauna in the areas of influence of the Atocongo quarry area (seasonal vegetation) and the Las Hienas concession (wetlands).

The main aim of these monitoring programs is to evaluate changes in the natural environment in relation to the company's activities in these areas during the wet season (May to October) and the dry season (November to April). Among the indicators being monitored are the density and diversity of plant and animal species.

On the Las Hienas concession vegetation coverage, development of the flora, density and abundance of birds and fish in the lagoon formed by an upwelling of groundwater in the quarry, all are evaluated. According to the Ramsar classification of wetlands this ecosystem is a type 7 artificial wetland and includes all the excavations, sand and gravel quarries and spoil deposits. Flora reported in 2005 included water fern, heliotrope, verdolaguilla, acacia, palm, junco, totora, grama dulce and grama salada, the latter being the most abundant. A total of 51 bird species were sighted, belonging to twenty five families, with an average of 1,351 individuals recorded. The most representative family of birds in these wetlands was the heron (Adeidae), followed by the plovers (Scolopacidae) and ducks (Anatidae). Fish included the guppy (Poecilia reticulate), mojarra (Aequidens rivalatus) and the striped mullet (Mugil cephalus). The mojarra was the most abundant species and its numbers have increased since Cementos Lima S.A. prohibited fishing and it is the principal source of food for fish-eating birds.

Fluctuations in the fish population between 1998 and 2005 – Las Hienas concession

The vegetation at Atocongo quarries during 2005 consisted mainly of low-growing grasses, which made up 51.4% of all species on the site, whilst species that have been introduced, invaded or naturalized represent 22.9% and bushes, cactoids and larger bushes made up 20.0%. Three zones were evaluated, one of which included the hills named Cerro Lucumo, Atocongo and La Mora (Zone I); this was the best preserved area and 48 species belonging to 26 families were recorded in the wet season and 35 species belonging to 20 families in the dry season.


Relative abundance (log 10)
3,00
2,50
2,00
1,50
1,50
0,50
0,00
Mar - 98
Oct - 00
Feb - 01
Jun - 02
Dec - 02
Sept - 03
Dec - 03
Dec - 04
Feb - 05
Aug - 05
Dec - 05
Aequidens rivulatus
Poecilia reticulata
Mugil cephalus

The presence of larger numbers of species is linked to the humidity of the environment. The results of monitoring in the dry and wet seasons from December 2002 to date indicate clearly that the dominant families at the Atocongo quarries are *Asteraceae, Boraginaceae and Solanaceae.*

Values for abundance, density and vegetation coverage in the areas of the Atocongo quarries evaluated:

- Zone I: including Lucumo, Atocongo and la Mora hills, this is the least influenced by the factors mentioned above. This is the best preserved zone.

- Zone II: includes El Sol and La Luna hills, Quebrada Blanca and the explosives store and is the most influenced by the plant and neighbouring quarries.

- Zone III: includes Cerro Zorritos, land near to the community of Yanavilla and land around Villa María cemetery adjacent to Virgen de Lourdes marginal settlement. This area is the most affected by human settlement.

Sampling points	Relative abundance (N° of indiv.)		Density (N° of ind./m²)		Species		Coverage (%)	
	Dry season	Wet season	Dry season	Wet season	Dry season	Wet season	Dry season	Wet season
I	1099	42514	18	709			13,6	32
II	483	2326	8	39	35	48	3,6	5.3
III	55	54	1	1			0,8	0.1

C) Investment in the environment

Cementos Lima S.A. has a logistic system for the collection and preparation of information on investment in the environment. This system includes a break-down of investment by production unit and investment type like emission control, air quality, biology, environmental studies and projects, maintenance and extension of green areas and the zoological garden. The company also makes special environmental investments which are managed individually because of the magnitude of the sums involved and which are aimed at improving environmental, social and economic performance to benefit the company, its employees and the community at large.

During 2005 Cementos Lima S.A. invested a total of US$ 841,251 of which US$ 511,663 were spent on environmental monitoring and administration, air quality, emissions and water quality monitoring, biological monitoring and other investment linked to the company's commitments acquired under its environmental management instruments, in its different quarrying concessions such as Las Hienas, Cristina, Las Dunas, Virgen de Fátima, the Conchan pier and Atocongo plant.

Investment in management of natural resources, including maintaining and extending green areas, amounted to US$ 275,189 whilst investment in the administration and maintenance of the zoological garden at Atocongo was US$ 54,400.

Environmental investment in 2005


600000
500000
400000
300000
200000
100000
0
54400
275189
511663
Zoological garden
Green areas
Environmental monitoring



Girl taking part in the Escuela Viva program.





Young people in the Good voice program.



Family from the southern cone of Lima.

PLANS, CHALLENGES AND FUTURE COMMITMENTS

Our commitment to continuous improvement for and with our community.

FUTURE COMMITMENT

Social performance

Over the next several years we will continue to strengthen our commitment to socially responsible management. We will intensify the work of our collaborators; within our community we will take part in more projects aimed at promoting economic development and local management; we will also help our suppliers and clients to implement socially responsible management within their own organizations.

Systematization of CSR

We have already taken the first steps towards improving the systematization of our corporate social responsibility. The creation of Asociacion Atocongo enables us to structure our corporate philosophy in a more orderly and efficient manner. The publication of the first Corporate Social Responsibility Report 2004 and this Sustainability Report are evidence of our commitment and transparency.

New programs 2006 – 2007					
Target public	**Social action**	**Programs**	**Beneficiaries**	**Start**	**Aims**
THE COMMUNITY		Projects: innovative initiatives in the southern cone of Lima to preserve the environment	Grassroots communities in the southern cone of Lima.	2006-2007-2008	To strengthen the capacity of grassroots organizations. To empower individuals and the management of organizations in the southern cone to protect and preserve their environment.
		Call for projects: 'Building the Future' (MML, WB-FAR)	Public & private civil organizations: 'Adopt your Neighbourhood'	2006	Youth leadership to improve habitat and health.
			Glass of Milk program VES		To improve management of social programs in VES.
COLLABORATORS	Corporate volunteers		Collaborators of Cementos Lima S.A.	2006	To promote the practice of voluntary work in order to identify and commit the company to its community.
SUPPLIERS	Promotion of CSR	IDB-Peru Project 2021	Clients or suppliers of Cementos Lima S.A. belonging to the PYME sector.	2006-2008	To encourage CSR and competitiveness in the company's value chain.

Nevertheless, we are aware that there is much to improve and a lot of work to be done. We therefore commit ourselves to continue reporting our practices in future years and to implement improvements and new indicators so that you, the reason for the existence of our company, can follow the progress of your company, Cementos Lima S.A.

Quality, environment, safety and occupational health policy

In Cementos Lima S.A. we are dedicated to the production and commercialization of clinker and cement and the provision port services.

Our commitments:

- Customers' satisfaction through the supply of products that comply with ASTM standars and agreed requisites, as well as through port services that fulfill accorded specifications.

- Control of our activities' inherent risks, such as those related with work at heights, confined spaces, high temperature areas and electrically energized zones.

- Contamination prevention and environmental aspects control, such as particle emissions, solid waste and energy consumption, thus contributing to improve our quality of life and the community's.

- Fulfillment of legal requirements and those subscribed by the organization, as well as the protection of our enterprice rights.

- Protection of our operations against its possible use by illicit organizations.

- Continuous improvement of the effectiveness of our Integrated Management System.

The success of our management is based on the capability and attitude of everybody that works here, taking care of quality, safety, costs, harmony and the environment.

ALLIANCES AND PARTICIPATION

OUR PARTNERS

- Grassroots organizations in southern Lima.
- Collaborators of Cementos Lima.
- Civil organizations.
- The UNDP Small Donations program.
- The Ayuda en Accion fund.
- NGO Tierra de Niños.
- Grupo de Emprendedores Ambientales (GEA).
- Apoyo Institute.
- NGO SUMBI.
- Small and Medium-sized Businesses Consortium (COPEME).
- Escuela Declara Association.
- Instituto Pedagogica Yachay Wasi.
- Asociacion Benefica PRISMA.
- Instituto de Desarrollo y Medio Ambiente (IDMA)
- Ministry of Education UGEL N° 1.
- Municipality of Lima.
- Municipality of Villa María del Triunfo.
- Municipality of Villa El Salvador.
- Municipality of San Juan de Miraflores.
- Municipality of Lurín.
- Municipality of Pachacamac.
- Partners for Democratic Change.
- Red E America.
- Peru 2021.
- Red de Responsabilidad Social.

FORUMS IN WHICH WE PARTICIPATE

- Consortium for the fight against poverty in the southern cone.
- Association of municipalities in southern Lima.
- Southern Lima integral development plan.
- Citizens security committee of Villa María del Triunfo.
- "Ciudad productiva" round table – Villa El Salvador.

Editing staff : The Asociación Atocongo team

Graphic desing and layout : Catherina Carrera

Photography : Daniel Giannoni

Typesetting and printing : Biblos



ASOCIACIÓN ATOCONGO

Av. Atocongo s/n, Campamento Atocongo – Cementos Lima S.A.
Villa María del Triunfo - Lima 35 - Perú

Phone: (511) 293-1000 (511) 293-1001 Fax: (511) 293-1122
postmaster@asociacionatocongo.org
www.asociacionatocongo.org

(FREE TRANSLATION)

2

FILE N°
82-3911

VAL-069-06

July 11, 2006

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Article 3° of Resolucion CONASEV N° 630-97-EF/94.10, we inform you that none of our ADR holders has 1% share or more on the capital stock of the Company as of June 30, 2006.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS2

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

RECEIVED
2006 AUG -7 A 9:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(FREE TRANSLATION)

FILE N° 82-3911

VAL-070-06

July 11, 2006

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Articles 7° and 10° of Resolucion CONASEV N° 358-93-EF/94.10.0, we are attaching our ADR's quarterly reports received from our depositary bank, THE BANK OF NEW YORK, as of June 30, 2006.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

Cementos Lima S.A.

ADR REPORT: CEMENTOS LIMA S.A. - LEVEL I

01/04/2006
30/06/2006

NUMBER OF ADRs ISSUED:	0
NUMBER OF ADRs CANCELLED:	0
NUMBER OF ADRs OUTSTANDING:	28,938
# OF REGISTERED SHAREHOLDERS:	1
ADR PRICE:	12.90
ADR/PRICE INDEX:	0.000
ADR/ORDINARY RATIO :	1: 1

FILE: TRA-ADRS1

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

ADR REPORT: CEMENTOS LIMA S.A. - 144A

01/04/2006
30/06/2006

NUMBER OF ADRs ISSUED:	0
NUMBER OF ADRs CANCELLED:	0
NUMBER OF ADRs OUTSTANDING:	0
# OF REGISTERED SHAREHOLDERS:	1
ADR PRICE:	12.90
ADR/PRICE INDEX:	0.000
ADR/ORDINARY RATIO :	1: 1

FILE: TRA-ADRS1

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293



(FREE TRANSLATION)

FILE NO. 82-3911

GF.0099.06
Lima, July 19, 2006

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Market Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as important event about the resolution adopted by the Board of Directors' Meeting held on July 19, 2006:

- Application of partial earnings against the net distributable income corresponding to the Fiscal Year 2006.

Regarding this distribution of profits and after the approval of the partial financial statements as of June 30, 2006, the Board also approved that CEMENTOS LIMA S.A. pays a dividend for a total amount of US$ 5'420,575.63 against the 2006 partial earnings.

Dividend per Common Share US$ 0.13
Dividend per Investment Share US$ 0.013

We will let you know the record date as well as the day of payment of such dividend.

Truly yours,
Alvaro Morales Puppo
Stock Exchange Representative
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
Members of the Board

File: TRACON4

(FREE TRANSLATION)

FILE N° 82-3911

GF.0100.06

Lima, July 19, 2006

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as Important Event about the resolution adopted by the Board of Directors' Meeting held on July 19, 2006, concerning the cash dividend of US$ 0.13 per Common Share.

The record date will be August 8, 2006, so we will thank you to make the arrangements in order to make known that all shares negotiated the exdate (August 4, 2006) in advance will be traded without the right to collect the dividend.

This cash dividend in US$ dollars will be paid on August 22, 2006 at the Securities Department located in Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria. For all shareholders incorporated to the book entry system, this dividend will be paid through CAVALI.

Truly yours,
Alvaro Morales
Stock Exchange Representative
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
VAL

File: TRACON2

(FREE TRANSLATION)

RECEIVED
2006 AUG -7 A 9:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE N° 82-3911

GF.0101.06

Lima, July 19, 2006

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as Important Event about the resolution adopted by the Board of Directors' Meeting held on July 19, 2006, concerning the cash dividend of US$ 0.013 per Investment Share.

The record date will be August 8, 2006, so we will thank you to make the arrangements in order to make known that all shares negotiated the exdate (August 4, 2006) in advance will be traded without the right to collect the dividend.

This cash dividend in US$ dollars will be paid on August 22, 2006 at the Securities Department located in Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria. For all shareholders incorporated to the book entry system, this dividend will be paid through CAVALI.

Truly yours,
Alvaro Morales
Stock Exchange Representative
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
VAL

File: TRACON2

CEMENTOS LIMA S.A.
Balance Sheets
As of June 30, 2006 and December 31, 2005
In Thousands of New Soles

	Notas	As of June 30, 2006	As of Decembre 31, 2005
Assets			
Current Assets			
Cash and cash equivalents	4	36,211	31,006
Marketable securities		0	0
Financial Assets at fair value through profit and loss		0	0
Assets available for sale		0	0
Derivatives		0	0
Trade Accounts Receivable (net of provision for doubtful accounts receivable)	5	17,557	30,863
Accounts receivable from Principal and Affiliates	25	1,273	3,424
Other Accounts Receivable (net of provision for doubtful accounts receivable)	6	7,300	6,499
Inventories (net of provision for impairment of assets)	7	176,287	184,134
Biological Assets		0	0
Non current assets available-for-sale		0	0
Prepaid Expenses		4,990	9,465
Other Assets		0	0
Total Current Assets		**243,618**	**265,391**
Non-Current Assets			
Long Term Accounts Receivable		0	0
Long Term Accounts Receivable from Principal and Affiliates		0	0
Other Long Term accounts receivable	6	9,977	10,495
Financial Investments		70,076	28,642
Available-for-sale Assets		0	0
Held-to-maturity Investments		0	0
Equity Method Investments		0	0
Other financial Investments	8	70,076	28,642
Derivatives		0	0
Inventories	2,h	74,031	61,862
Biological Assets		0	0
Real State Investments		0	0
Property, Plant, and Equipment (net of accumulated depreciation and provision for impairment of assets)	9	615,879	630,423
Intangible Assets (net of accumulated amortization and provision for obsolescence)		0	0
Income Tax and workers´ profit sharing		0	0
Goodwill	10	9,745	9,745
Other Assets	11	47,964	45,171
Total Non-current Assets		**827,672**	**786,338**
TOTAL ASSETS		1,071,290	1,051,729

	Notas	As of June 30, 2006	As of Decembre 31, 2005
Liabilities and shareholders´equity			
Current liabilities			
Overdrafts		0	0
Debentures	12	127,778	111,171
Trade Accounts Payable	13	13,654	36,726
Accounts Payable to Principal and affiliates	25	7,387	10,522
Provisions		0	0
Income Tax and current workers´ profit sharing		15,479	18,333
Other Accounts Payables	14	28,999	16,223
Derivatives		0	0
Total current liabilities		**193,297**	**192,975**
Non-current liabilities			
Debentures		0	0
Trade Accounts Payable		0	0
Accounts Payable to Principal and affiliates		0	0
Derivatives		0	0
Provisions		0	0
Other Accounts Payable		0	0
Deferred Income (net)		0	0
Deferred Income Tax and deferred workers´ profit sharing	15	42,067	45,541
Total Non-Current Liabilities		**42,067**	**45,541**
Total Liabilities		**235,364**	**238,516**
Shareholders´equity	16		
Capital stock		267,453	267,453
Additional Capital stock		0	0
Unearned Income		0	0
Legal Reserve		44,491	44,491
Other Reserves		0	0
Retained Earnings		191,642	177,960
Difference in Currency Conversion		0	0
Total Equity attributed to Major Shareholders		**503,586**	**489,904**
Capital stock		125,716	125,716
Investment share		50,789	50,789
Additional Capital stock		0	0
Unearned Income		0	0
Legal Reserve		29,362	29,362
Other Reserves		0	0
Retained Earnings		126,473	117,442
Difference in Currency Conversion		0	0
Total Equity attributed to Minority Interest		**332,340**	**323,309**
Total Shareholders´ Equity		**835,926**	**813,213**
TOTAL LIABILITIES AND SHAREHOLDERS´ EQUITY		1,071,290	1,051,729

CEMENTOS LIMA S. A.
JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. Matricula 8912

BNY
GG
GF

CEMENTOS LIMA S.A.
Profit and Loss Statements
For the periods ended June 30, 2006 and 2005
In Thousands of New Soles

	Notes	For the specific quarter from April 1st to June 30, 2006	For the specific quarter from April 1st to June 30, 2005	For the cummulative period from January 1st to June 30, 2006	For the cummulative period from January 1st to June 30, 2005
Operating Income					
Net Sales (operating income)	18	180,475	154,806	364,287	309,468
Other Operating Income	18	2,128	1,653	3,969	3,082
Gross Revenue		**182,603**	**156,459**	**368,256**	**312,550**
Cost of sales (operating)	19	-110,680	-95,213	-214,108	-189,230
Other Operating Costs	19	-966	-1,721	-2,249	-2,962
Total Operating Costs		**-111,646**	**-96,934**	**-216,357**	**-192,192**
Gross margin		**70,957**	**59,525**	**151,899**	**120,358**
Operating Expenses					
Selling Expenses	21	-6,364	-5,396	-12,523	-10,412
Administrative expenses	20	-22,282	-20,140	-44,975	-40,891
Operating Income		**42,311**	**33,989**	**94,401**	**69,055**
Other Income (expenses)					
Financial Income	23	6,310	4,592	15,477	9,441
Financial Expenses	23	-3,377	-5,241	-11,521	-10,622
Share in net earnings of affiliates by Equity Method		0	0	0	0
Gain or loss in derivatives		0	0	0	0
Gain or loss in sales of assets		0	0	0	0
Other income	24	469	7,369	1,789	18,810
Other expenses	24	-790	-7,023	-3,177	-16,246
Cummulative effects due to changes in accounting policies		0	0	0	0
Income before workers´ profit sharing and income tax		**44,923**	**33,686**	**96,969**	**70,438**
Workers´profit sharing		-4,593	-3,473	-9,954	-7,093
Imcome tax		-12,401	-9,376	-26,875	-19,151
Net Income		**27,929**	**20,837**	**60,140**	**44,194**
Net Income or Loss attributed to					
Major Shareholders		16,825	12,553	36,230	26,624
Minority Interest		11,104	8,284	23,910	17,570
		27,929	**20,837**	**60,140**	**44,194**
Basic Earnings (Losses) per common share	27	0.670	0.500	1.442	1.060
Basic Earnings (Losses) per investment share	27	0.067	0.050	0.144	0.110
Diluted earnings (losses) per common share	27	0.670	0.500	1.442	1.060
Diluted earnings (losses) per investment share	27	0.067	0.050	0.144	0.110

CEMENTOS LIMA S. A.
JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. Matricula 8812

Statements of Cash Flow
For the periods ended as of June 30, 2006 and 2005
In Thousands of New Soles

	Notes	From January 1st to June 30, 2006	From January 1st to June 30, 2005
OPERATING ACTIVITIES			
Collections (entries) from:			
Sales of goods or services and operating income		429,372	371,194
Fees and commissions		0	0
Interests and returns (not included in Investing activities)		0	0
Dividends (not included in investing activities)		0	0
Royalties		0	0
Other collections in cash related to this activity		13,900	16,331
Less payments (disbursements) to:			
Suppliers of goods and services		-253,204	-286,012
Employee wages, salaries and severance indemnities		-18,922	-19,126
Taxes		-64,962	-45,494
Interests and returns (not included in financing activities)		0	0
Dividends (not included in financing activities)		0	0
Royalties		0	0
Other payments in cash related to this activity		0	0
Increase (Decrease) of cash and cash equivalents provided by operating activities		**106,184**	**36,893**
INVESTING ACTIVITIES			
Collections (entries) from:			
Loans to affiliates		0	0
Sale of Financial Investments		0	0
Sale of Real State Investments		0	0
Sale of fixed assets		0	0
Sale of intangible assets		0	0
Interests and returns		0	0
Dividends		0	0
Other collections in cash related to this activity		0	0
Less payments (disbursements) to:			
Loans to affiliates		0	0
Purchase of Financial Investments	8	-41,434	0
Purchase of Real State Investments		0	0
Purchase of Fixed Assets	9	-34,796	-21,850
Disbursements for work in progress of fixed assets		0	0
Purchase and development of intangible assets		0	0
Other Financial Assets		0	0
Other Non-Financial Assets	11	-4,156	-2,126
Other payments in cash related to this activity		0	0
Increase (Decrease) of cash and cash equivalents used in investing activities		**-80,386**	**-23,976**
FINANCING ACTIVITIES			
Collections (entries) from:			
Bank Loans		21,753	48,046
Issuance of Debentures		0	0
Issuance of Shares or Paid-in Capital		0	0
Sale of Treasury Shares		0	0
Other collections in cash related to this activity		0	0
Less payments (disbursements) to:			
Payment or redemption of bank loans		0	0
Payment or redemption of debentures		-5,020	-4,886
Repurchase of Treasury Shares		0	0
Interests and returns		0	0
Dividends paid to Headquarters' Shareholders		-22,486	-22,072
Dividends paid to Minority Interest		-14,840	-14,566
Difference in currency conversion		0	0
Other payments in cash related to this activity		0	0
Increase (Decrease) of cash and cash equivalents provided by financing activities		**-20,593**	**6,522**
Net Increase (Decrease) of cash and cash equivalents		**5,205**	**19,439**
Cash and cash equivalents Balance at the beginning of period		31,006	7,360
Cash and cash equivalents at end of period		36,211	26,799

CEMENTOS LIMA S. A.

JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. Matricula 8912

Statements of Cash Flow
For the periods ended as of June 30, 2006 and 2005
In Thousands of New Soles

	Notes	*From January 1st to June 30, 2006*	*From January 1st to June 30, 2005*
RECONCILIATION OF NET INCOME TO NET CASH AND CASH EQUIVALENTS PROVIDED BY OPERATING ACTIVITIES			
Net income (loss) of the period		60,140	44,194
Plus :			
Adjustments to net income (loss) of the period		0	0
Provision for doubtful accounts receivable		0	0
Provision for impairment of assets		0	0
Provision for decline in value of financial investments		0	0
Depreciation of the period	9	46,801	45,820
Impairment of assets	9	937	862
Amortization and write-off Intangible Assets		0	0
Provision for environmental protection		0	0
Amortization of other assets	11	1,363	1,755
Provisions		0	0
Loss in sale of financial investments		0	0
Loss in sale of real state investments		0	0
Loss in sale of fixed assets	9	1,477	253
Loss in sale of intangible assets		0	0
Share in net earnings of affiliates, net of dividends received in cash		0	0
Loss for application of fair value		0	0
Deferred workers' profit sharing and income tax		0	0
Cummulative effect due to changes in accounting policies		0	0
Others		0	0
Less:			
Adjustments to net income (loss) of the period		0	0
Gain in sale of financial investments		0	0
Gain in sale of real state investments		0	0
Gain in sale of fixed assets		0	0
Gain in sale of intangible assets		0	0
Gain for application of fair value		0	0
Deferred workers' profit sharing and income tax	15	-3,742	-3,800
Share in net earnings of affiliates, net of dividends received in cash		0	0
Cummulative effect due to changes in accounting policies		0	0
Others		0	-1,918
Debits and credits for net changes in assets and liabilities			
(Increase) Decrease of Financial Assets at fair value through profit and loss		0	0
(Increase) Decrease of Available-for-sale Assets			
(Increase) Decrease of Derivatives - Assets			
(Increase) Decrease of trade accounts receivable		13,304	-971
(Increase) Decrease of accounts receivable from affiliates		2,151	8,284
(Increase) Decrease of other accounts receivable		-282	3,212
(Increase) Decrease of inventories		-4,322	-33,468
(Increase) Decrease of Biological Assets		0	0
(Increase) Decrease of Non-current Available-for-sale Assets		0	0
(Increase) Decrease of Prepaid Expenses		4,474	408
(Increase) Decrease of Other Assets		0	0
Increase (Decrease) of Debentures		0	0
Increase (Decrease) of Trade accounts payable		-13,598	-8,106
Increase(Decrease) of accounts payable to affiliates		-3,136	2,052
Increase (Decrease) of provisions		0	0
Increase (Decrease) of Current workers' profit sharing and income tax		0	0
Increase (Decrease) of Other accounts payable		617	-21,684
Increase (Decrease) of Derivatives - Liabilities		0	0
Increase (Decrease) of cash and cash equivalents provided from operating activities		**106,184**	**36,893**

MAJOR TRANSACTIONS WITH DID NOT GENERATE CASH FLOWS DURING THE PERIOD			
Prior years adjustments		0	0
Goods purchased with financial leasing		0	0
Compensation of current liabilities		0	0
Compensation of non-current liabilities		0	0
Capitalization of debts or debentures		0	0
Asset revaluation		0	0
Issuance of capital stock provided by goods		0	0

CEMENTOS LIMA S.A.

JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. Matricula 8912

CEMENTOS LIMA S.A.
Statements of Changes in Shareholders´ Equity
For the periods ended June 30, 2006 and 2005
In Thousands of New Soles

	Capital stock	Additional Capital stock	Unearned Income	Legal Reserve	Other Reserves	Retained Earnings	Difference in Currency Conversion	Total Equity attributed to Major Shareholders	Total Equity attributed to Minority Interest	Total
Balance as of January 1st, 2005	267,453	0	0	44,491	0	161,475	0	473,419	312,429	785,848
1. Gains (losses) recognized directly in shareholders´ equity	0	0	0	0	0	0	0	0	0	0
2. Net Income (loss) of the period	0	0	0	0	0	26,624	0	26,624	17,570	44,194
Total income and expenses of the period	0	0	0	0	0	26,624	0	26,624	17,570	44,194
3. Cummulative effect of changes in accounting policies and correction of errors	0	0	0	0	0	0	0	0	0	0
4. Distributable profits transferred to legal reserves during the period	0	0	0	0	0	0	0	0	0	0
5. Dividends declared and profit sharing agreed during the period	0	0	0	0	0	-22,132	0	-22,132	-14,606	-36,738
6. New issuance of capital stock provided by shareholders´	0	0	0	0	0	0	0	0	0	0
7. Capital Reduction or redemption of investment shares	0	0	0	0	0	0	0	0	0	0
8. Treasury Shares	0	0	0	0	0	0	0	0	0	0
9. Increases or decreases due to merges or splits	0	0	0	0	0	0	0	0	0	0
10. Assets revaluation	0	0	0	0	0	0	0	0	0	0
11. Transfer of revaluation surplus	0	0	0	0	0	0	0	0	0	0
12. Changes of unearned profits during the period	0	0	0	0	0	0	0	0	0	0
13. Other increases or decreases in equity items	0	0	0	0	0	20	0	20	14	34
14. Minority Interest	0	0	0	0	0	0	0	0	0	0
Balance as of June 30, 2005	267,453	0	0	44,491	0	165,987	0	477,931	315,407	793,338
Balance as of January 1st, 2006	267,453	0	0	44,491	0	177,960	0	489,904	323,309	813,213
1. Gains (losses) recognized directly in shareholders´ equity	0	0	0	0	0	0	0	0	0	0
2. Net Income (lossl) from the perirod	0	0	0	0	0	36,230	0	36,230	23,910	60,140
Total income and expenses of the period	0	0	0	0	0	36,230	0	36,230	23,910	60,140
3. Cummulative effect of changes in accounting policies and correction of errors	0	0	0	0	0	0	0	0	0	0
4. Distributable profits transferred to legal reserves during the period	0	0	0	0	0	0	0	0	0	0
5. Dividends declared and profit sharing agreed during the period	0	0	0	0	0	-22,562	0	-22,562	-14,890	-37,452
6. New issuance of capital stock provided by shareholders´	0	0	0	0	0	0	0	0	0	0
7. Capital Reduction or redemption of investment shares	0	0	0	0	0	0	0	0	0	0
8. Treasury Shares	0	0	0	0	0	0	0	0	0	0
9. Increases or decreases due to merges or splits	0	0	0	0	0	0	0	0	0	0
10. Assets revaluation	0	0	0	0	0	0	0	0	0	0
11. Transfer of revaluation surplus	0	0	0	0	0	0	0	0	0	0
12. Changes of unearned profits during the period	0	0	0	0	0	0	0	0	0	0
13. Other increases or decreases in equity items	0	0	0	0	0	14	0	14	11	25
14. Minority Interest	0	0	0	0	0	0	0	0	0	0
Balance as of June 30, 2006	267,453	0	0	44,491	0	191,642	0	503,586	332,340	835,926

CEMENTOS LIMA S. A.

JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. Matricula 8912

GENERAL DATA OF THE COMPANY

RPJ :	B30121	Input 6 digits
Year:	2006	Input 4 digits at most
Type of information:	TI	If quarterly individual input TI, if quarterly consolidated input TC
Period:	2	Input : 1 if 1st quarter, 2 if 2nd quarter, 3 if 3rd quarter, 4 if 4th quarter
Name of Company:	**CEMENTOS LIMA S.A.**	Input in CAPITAL LETTERS
CIIU :	2694	Input 4 digits at most
E-mail 1 :	Moralesa@cementoslima.com.pe	Besure to input e-mail with "@" without leaving empty spaces. Example: mvnet@conasev.gob.pe
E-mail 2 :	Cockj@cementoslima.com.pe	Besure to input e-mail with "@" without leaving empty spaces. Example: mvnet@conasev.gob.pe
Web Site:	www.cementoslima.com.pe	Example: www.conasev.gob.pe
Currency:	Nuevos Soles	Choose currency
Statement of Cash Flows:	Método Directo	Choose method used to prepare statement of cash flows

CEMENTOS LIMA S. A.

JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. Mátricula 8912